FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR)	September 30, 2008 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 – ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - DISTRICT Jardim Paulista
3 – ZIP CODE 01402-901	4 – CITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0421	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX -	14 - FAX -
15 – E-MAIL gpa.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1 – NAME Daniela Sabbag
2 - ADDRESS Av. Brigadeiro Luís Antônio, 3142	3 – DISTRICT Jardim Paulista
4 - ZIP CODE 01402-901	5 – CITY SÃO PAULO			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-7177	14 – FAX -	15 - FAX -
16 - E-MAIL gpa.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2008	12/31/2008	3	7/1/2008	9/30/2008	2	4/1/2008	6/30/2008
9 – INDEPENDENT AUDITOR Ernst & Young Auditores Independentes S/S					10-CVM CODE 00471-5
11-TECHNICIAN IN CHARGE Sergio Citeroni					12- TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 042.300.688-67

01.05 – CAPITAL STOCK

Number of shares (in thousands)	1 – CURRENT QUARTER 9/30/2008	2 – PREVIOUS QUARTER 6/30/2008	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2007
Paid-up Capital
1 – Common	99,680	99,680	99,680
2 – Preferred	135,569	135,522	128,091
3 – Total	235,249	235,202	227,771
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 - MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer's ID)	3 – COMPANY NAME
01	07.170.934/0001-10	DALLAS EMPREEND E PARTICIPAÇÕES S/A
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA
03	06.950.710/0001-69	BELLAMAR EMPREEND E PARTICIPAÇÕES LTDA
04	07.170.938/0001-07	BRUXELAS EMPREEND E PARTICIPAÇÕES S/A
05	07.170.941/0001-12	VEDRA EMPREEND E PARTICIPAÇÕES S/A

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF DATE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (In Reais)
01	4/27/2007	4,140,787	186,157	Profit Reserve	0	0.0000000000
02	5/15/2007	4,146,418	5,631	Subscription in Assets or Credits	97,470	0.0577700000
03	7/10/2007	4,147,232	814	Public Subscription	16,645	0.0489300000
04	12/17/2007	4,149,858	2,626	Public Subscription	149	17.6241600000
05	3/10/2008	4,157,421	7,563	Public Subscription	509	14.8585500000
06	4/30/2008	4,218,357	60,936	Expansion and Profit Reserve	0	0.0000000000
07	5/27/2008	4,222,668	4,311	Public Subscription	272	15.8500000000
08	6/10/2008	4,232,153	9,485	Public Subscription	357	26.5600000000
09	6/27/2008	4,450,014	217,861	Public Subscription	6,144	35.4600000000
10	7/22/2008	4,450,437	422	Public Subscription	29	14.5692170000
11	9/11/2008	4,450,725	289	Public Subscription	18	15.9834010000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 – DESCRIPTION	3 – 9/30/2008	4 – 6/30/2008
1	Total Assets	10,642,653	10,558,232
1.01	Current Assets	3,364,660	3,296,717
1.01.01	Cash and Cash Equivalents	977,869	1,039,898
1.01.01.01	Cash and Banks	42,953	51,308
1.01.01.02	Marketable Securities	934,916	988,590
1.01.02	Receivables	1,236,296	1,093,729
1.01.02.01	Clients	766,071	644,536
1.01.02.02	Sundry Receivables	470,225	449,193
1.01.02.02.01	Advance to Suppliers and Employees	63,664	33,343
1.01.02.02.02	Recoverable Taxes	321,110	273,158
1.01.02.02.03	Deferred Income Tax	48,791	94,641
1.01.02.02.04	Other Receivables	36,660	48,051
1.01.03	Inventories	1,131,508	1,130,154
1.01.04	Other	18,987	32,936
1.01.04.01	Prepaid Expenses	18,987	32,936
1.02	Noncurrent Assets	7,277,993	7,261,515
1.02.01	Long-term Receivables	1,253,652	1,237,789
1.02.01.01	Sundry Receivables	900,883	862,242
1.02.01.01.01	Investment Funds in Credit Rights	78,357	71,423
1.02.01.01.02	Recoverable Taxes	127,876	124,748
1.02.01.01.03	Deferred Income Tax and Social Contribution	529,679	504,044
1.02.01.01.04	Deposits for Judicial Appeals	141,839	137,804
1.02.01.01.05	Other Receivables	23,132	24,223
1.02.01.02	Credits with Related Parties	346,046	367,607
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	291,789	0
1.02.01.02.03	Other Related Parties	54,257	367,607
1.02.01.03	Other	6,723	7,940
1.02.01.03.01	Prepaid Expenses	6,723	7,940
1.02.02	Permanent Assets	6,024,341	6,023,726
1.02.02.01	Investments	1,434,728	1,413,567
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,434,647	1,413,484
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	81	83
1.02.02.02	Property and Equipment	4,178,109	4,168,868
1.02.02.03	Intangible Assets	345,378	371,534
1.02.02.04	Deferred Charges	66,126	69,757

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 – 6/30/2008
2	Total liabilities	10,642,653	10,558,232
2.01	Current liabilities	2,047,466	2,063,806
2.01.01	Loans and Financings	152,972	144,280
2.01.02	Debentures	8,573	29,129
2.01.03	Suppliers	1,464,722	1,456,571
2.01.04	Taxes, Fees and Contributions	60,376	56,248
2.01.05	Dividends Payable	55	882
2.01.06	Provisions	15,724	20,899
2.01.06.01	Provision for Unsecured Liabilities	15,724	20,899
2.01.07	Debts with Related Parties	11,160	10,997
2.01.08	Other	333,884	344,800
2.01.08.01	Payroll and Social Contributions	185,100	155,033
2.01.08.02	Public Services	3,800	4,314
2.01.08.03	Rents	17,725	16,628
2.01.08.04	Advertising	13,732	11,497
2.01.08.05	Insurances	15	887
2.01.08.06	Financing due to Purchase of Assets	28,707	37,839
2.01.08.07	Other Accounts Payable	84,805	118,602
2.02	Noncurrent Liabilities	3,164,244	3,146,707
2.02.01	Long-term Liabilities	3,164,244	3,146,707
2.02.01.01	Loans and Financings	1,011,820	1,012,490
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,372,774	1,354,567
2.02.01.06.01	Provision for Contingencies	1,159,503	1,129,911
2.02.01.06.02	Tax Installments	205,012	215,519
2.02.01.06.03	Other Accounts Payable	8,259	9,137
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	5,430,943	5,347,719
2.04.01	Paid-in Capital	4,450,725	4,450,014
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	283,868	283,868
2.04.04.01	Legal	133,617	133,617
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 – 6/30/2008
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	150,251	150,251
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	179,019	96,506
2.04.06	Advance for Future Capital Increase	0	0

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007
3.01	Gross Sales and/or Services	3,515,453	10,335,585	3,023,596	9,161,086
3.02	Deductions	(456,525)	(1,442,084)	(479,380)	(1,465,193)
3.03	Net Sales and/or Services	3,058,928	8,893,501	2,544,216	7,695,893
3.04	Cost of Sales and/or Services Rendered	(2,223,085)	(6,484,296)	(1,809,611)	(5,506,542)
3.05	Gross Profit	835,843	2,409,205	734,605	2,189,351
3.06	Operating Income/Expenses	(729,975)	(2,173,344)	(688,857)	(2,043,906)
3.06.01	Selling	(471,865)	(1,388,870)	(448,998)	(1,343,504)
3.06.02	General and Administrative	(94,949)	(284,907)	(85,547)	(229,474)
3.06.03	Financial	(56,074)	(155,387)	(42,446)	(125,918)
3.06.03.01	Financial Income	60,110	168,911	45,467	125,549
3.06.03.02	Financial Expenses	(116,184)	(324,298)	(87,913)	(251,467)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(128,216)	(383,222)	(124,051)	(352,786)
3.06.05.01	Taxes and Fees	(17,381)	(50,041)	(13,523)	(44,610)
3.06.05.02	Depreciation/Amortization	(116,010)	(346,080)	(114,045)	(315,288)
3.06.05.03	Losses on Investment in subsidiary	5,175	12,899	3,517	7,112
3.06.06	Equity in the results of subsidiary and associated companies	21,129	39,042	12,185	7,776
3.07	Operating Profit	105,868	235,861	45,748	145,445
3.08	Non-Operating Result	(372)	(2,439)	(1,555)	(9,180)
3.08.01	Revenues	0	0	39	39
3.08.02	Expenses	(372)	(2,439)	(1,594)	(9,219)
3.09	Income Before Taxation/Profit Sharing	105,496	233,422	44,193	136,265
3.10	Provision for Income Tax and Social Contribution	(32,424)	(77,097)	(1,360)	(14,015)
3.11	Deferred Income Tax	12,210	30,627	(5,548)	(16,279)
3.12	Statutory Profit Sharing /Contributions	(2,769)	(7,933)	(2,582)	(7,744)
3.12.01	Profit Sharing	(2,769)	(7,933)	(2,582)	(7,744)
3.12.02	Contributions	0	0	0	0

1 - CODE	2 - DESCRIPTION	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	82,513	179,019	34,703	98,227
	No. SHARES, EX-TREASURY (in thousands)	235,249	235,249	227,771	227,771
	EARNINGS PER SHARE (in reais)	0.35075	0.76098	0.15236	0.43125
	LOSS PER SHARE (in reais)

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

In thousands of reais, except when indicated otherwise.

1. Operations

Companhia Brasileira de Distribuição (“Company” or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names “Pão de Açúcar”, “Comprebem”, “Extra”, “Extra Eletro”, “Extra Perto”, “Extra Fácil”, “Sendas” and “Assai”.

At September 30, 2008, the Company had 581 stores in operation, as follows:

	Number of stores

Company	09.30.2008	06.30.2008

Companhia Brasileira de Distribuição	404	400
Novasoc Comercial Ltda. (“Novasoc”)	6	6
Sé Supermercados Ltda. (“Sé”)	51	51
Sendas Distribuidora S.A. (“Sendas Distribuidora”)	102	102
Barcelona Com. Var. e Atacadista S.A. (“Barcelona”)	18	16

	581	575

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (see Note 9 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Acquisition of Barcelona - (“ASSAI”)

At November 1, 2007, “GPA”, by means of a company controlled by Sé (Sevilha Empreendimentos e Participações Ltda. – “Sevilha”), purchased shares representing 60% of the total and voting capital of Barcelona, recipient company of the spun-off assets of Assai Comercial e Importadora Ltda. (“Assai”) related to activities previously carried out by Assai in the wholesale market. With this partnership, GPA now operates in the cash & carry segment (“atacarejo”), thus, reinforcing its multiformat positioning.

2. Basis of Preparation and Presentation of the Financial Statements

The individual and consolidated Financial Statements were prepared based on the rules of the Brazilian Securities Commission (CVM) applicable to the preparation of the Quarterly Information (ITR), including CVM Instruction 469/08.

The authorization for the conclusion of the preparation of this quarterly information took place at the audit committee’s meeting held on October 28, 2008.

At December 28, 2007, Law 11,638 was enacted, amending, revoking and introducing new provisions to Law 6,404 as of December 15, 1976 and Law 6,385 as of December 7, 1976. The main purpose is to update the Brazilian Corporate Law in order to allow the convergence of the accounting practices adopted in Brazil with the international accounting practices defined by the rules issued by International Accounting Standards Board – IASB.

The requirements of this Law apply to the financial statements related to the fiscal years starting as of January 1, 2008. These requirements do not qualify as changes in circumstances or estimates and, therefore, the adoption of new practices introduced by Law 11,638/07 should be, as a general rule, shown retrospectively, that is, by means of the application of these new accounting practices as if these practices were in use during all periods, observing the rule which deals with “Accounting Practices, Changes in Accounting Estimates and Correction of Mistakes”, approved by the Brazilian Securities and Exchange Commission (CVM), by means of Resolution 506.

Thus, changes in accounting practices are recorded in accounting books as adjustments from previous years, therefore, its impact is allocated to each of the periods presented. In the specific case of the Company, in which the financial statements for the year ended at December 31, 2008 will be presented as comparison with the 2007 figures, adjustments will be demonstrated at opening balances (January 1, 2007), so that both years will be presented observing the same accounting practices.

This procedure was also adopted in the preparation and presentation of 2008 Quarterly Information (ITR), so that the effects of changes in accounting practices are being allocated in each of the periods presented.

On May 2, 2008, CVM issued Ruling 469, which partially ruled Law 11,638/07, establishing minimum requirements to be observed in the presentation of quarterly information (ITR) during 2008. This Ruling, under certain conditions, authorized the full adoption of the provisions in said Law. The Company’s management did not choose this alternative, and thus applied Law 11,638/07 in the minimum extension required by Ruling CVM 469/08 in the presentation of its quarterly information (ITR) during 2008.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

Among the main changes in accounting rules introduced by said Law, below are those which, in a preliminary analysis made by the Management, could significantly affect the Company’s and its subsidiaries’ accounting statements for the year ended at December 31, 2008:

i) Analysis of the recovery of property and equipment, intangible and deferred assets as established by Pronouncement 1 of CPC, approved by CVM Deliberation 527. This procedure is adopted by the Company in the assessment of its property and equipment and deferred and intangible assets. Specifically regarding the analysis on the correct useful life of property and equipment, the Company takes a physical inventory every two years and considers the results in the definition of the correct useful life of the assets.

ii) Compensation of Officers and employees based on shares – As mentioned in Note 18 (e), the Company has a stock option plan for managers and main executive officers. These benefits were recorded in shareholders’ equity only upon the exercise of options, by capital increase, while as of December 31, 2008 they will be recorded as expenses on the date of concession. This subject was not ruled by CVM, although based on the IFRS 2 criteria of IASB, the Company measured the effects in the income for the period and shareholders’ equity with the application of this change and presented these effects in the chart below.

iii) Leasing of assets used in business maintenance – The Company has many financial leasing agreements which, in accordance with item IV of article 179 of the Brazilian Corporate Law, amended by Law 11,638/07, become eligible and classified as depreciable property and equipment, recording the existing liability, while previously the payment of considerations which were accounted as rental expenses. The Company measured the effects in the shareholders’ equity for the period with the application of this change and presented these effects in the chart below.

iv) Long-term assets and liabilities should be adjusted at present value. Other balances should be adjusted at present value only when there is a material effect in financial statements. CVM, by means of the Notice to the Market as of May 12, 2008, determined that, when and if relevant, adjustment at present value shall be accounted in quarterly financial statements. Based on the analyses made and in the Management’s best estimate, the Company concluded that the adjustment at present value of balances classified in current assets is not material as to quarterly information taken as a whole.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

v) The preparation of cash flow statements and added value statements for 2008 becomes compulsory, with no indication of amounts corresponding to the previous year, substituting the statements of changes in financial position. The Company already adopts the procedure of disclosing on a quarterly basis the cash flow and added value statements, in comparison with the previous periods.

As of the quarter ended at March 31, 2008, the Company chose not to present statements of changes in financial position any longer.

vi) Requirements that the financial investments, including derivatives are recorded: (i) by their market value or corresponding amount, when we refer to investments for trading or available for sale ; and (ii) by the acquisition cost or issue value, restated according to legal or contractual provisions, adjusted at the probable value of realization, when this is shorter. Currently, asset and derivative financial instruments are recorded and measured initially at cost value and subsequently restated according to the clauses of agreements in effect, so as they reflect the changes in variations occurred up to the balance sheet dates (effective rate method or “curve” method). Based on accounting pronouncements available and on the Management’s best estimate, the Company measured the effects in the income for the period in shareholder’s equity with the application of this change and presented these effects in the chart below.

In compliance with CVM requirements by means of Ruling 469/08 and the Notice to the Market of May 12, 2008, the Company presents in the following chart its best estimate on impacts in consolidated shareholder’s equity and the consolidated income for the period of this quarterly information and previous periods for comparison purposes, referring to the amendments introduced by Law 11,638/07 applicable to the Company. This preliminary measurement is subject to changes due to the issue of new accounting pronouncements on these matters, as well as additional interpretations from regulatory agencies.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

	Balance at

	09.30.2008	09.30.2007

Consolidated shareholders' equity before amendments introduced by Law 11,638/07
	5,430,943	4,946,799
Compensation of officers and employees (item "(ii)" of the note above)	-	-
Leasing (item "(iii)" of the note above)	(13,966)	(9,923)
Market valuation of financial instruments (item "(vi)"of the note above)	28,333	(10,054)
Deferred income tax and social contribution on restatements above	(3,592)	4,994

Net effects resulting from full application of Law 11,638/07	10,775	(14,983)

Consolidated shareholders' equity upon full application of Law 11,638/07	5,441,718	4,931,816

	Three-month	Nine-month	Three-month	Nine-month
	period	period	period	period
	ended at	ended at	ended at	ended at

	09.30.2008	09.30.2008	09.30.2007	09.30.2007

Consolidated shareholders' equity before amendments
introduced by Law 11,638/07	82,513	179,019	34,703	98,227
Compensation of officers and employees (item "(ii)" of the note above)	(4,415)	(14,935)	(2,641)	(8,281)
Leasing (item "(iii)" of the note above)	(253)	(1,762)	396	(1,426)
Market valuation of financial instruments (item "(vi)"of the note above)	5,707	2,914	3,599	3,022

Deferred income tax and social contribution on restatements above	(1,364)	(288)	(999)	(399)

Net effects resulting from full application of Law 11,638/07	(325)	(14,071)	355	(7,084)

Consolidated shareholders' equity upon full application of Law 11,638/07	82,188	164,948	35,058	91,143

Other amendments introduced by Law no. 11,638/07 should not present material effects to the financial statements as of December 31, 2008, or they are not applicable.

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

a) Cash and cash equivalents

(i) Cash and Banks

Cash and cash equivalents include the cash and checking account balances.

(ii) Marketable securities

Securities are recorded at cost, accrued of earnings verified up to the balance sheet dates and not exceeding the market value and are redeemable at any time.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible. The Company’s installment sales occur with the intermediation of FIC and financing receivables not remaining in GPA (Note 9 (d)).

The Company carries out securitization operations of the accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) – (Note 4 (b) and Note 7).

c) Inventories

Inventories are carried at the lower of cost or market value, whichever is the shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by the net value of allowance for losses and breakage, which are periodically reviewed and evaluated as to their efficiency.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

e) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

f) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related assets are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

g) Intangible assets

Intangible assets include goodwill derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

h) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models were recorded based on feasibility studies and are amortized for a term not exceeding five years.

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of financial assets instruments, these are accounted for at the lower of cost or market value, whichever is the shorter (Note 20).

k) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial income and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL assets were recorded under the item deferred IRPJ and CSLL from tax losses, negative basis of social contribution and temporary

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

k) Taxation (continued)

differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, CVM Ruling 371, as of June 27, 2002 and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

l) Provision for contingencies

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies. The balances of provisions are presented net of the respective court deposits, when applicable (Note 16).

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

m) Revenues and expenses

Revenues from sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of merchandise includes warehousing and handling costs in the warehouses.

n) Earnings per share

The calculation is made in accordance with the “Net income / Number of outstanding shares” ratio, pursuant to the Brazilian Corporate Law. Earnings may be: distributed, used for capital increase, or in the composition of the profit reserve for expansion, based on capital budget.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

o) Consolidated financial statements

The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the annual information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), Barcelona, CBD Panamá Trading Corp. (“CBD Panamá”) and CBD Holland B.V. (“CBD Holland”). The direct or indirect subsidiaries, included in the consolidation and the percentage of parent company’s interest comprise:

				Interest in Investees - %		At September 30, 2008

Investor			Sendas		PA		CBD	CBD
Companies	Novasoc	Sé	Distribuidora	PAFIDC	Publicidade	Barcelona	Holland	Panamá

Direct
CBD	10.00	93.05	14.86	7.94	99.99	-	100.00	-
Indirect
Novasoc	-	6.95	-	0.62	-	-	-	-
Sé	-	-	42.57	0.31	-	60.00	-	-
Holland	-	-	-	-	-	-	-	100.00

				Interest in Investees - %			At June 30, 2008

Investor			Sendas		PA		CBD	CBD
Companies	Novasoc	Sé	Distribuidora	PAFIDC	Publicidade	Barcelona	Holland	Panamá

Direct
CBD	10.00	93.05	14.86	7.52	99.99	-	100.00	-
Indirect
Novasoc	-	6.95	-	0.59	-	-	-	-
Sé	-	-	42.57	0.29	-	60.00	-	-
Holland	-	-	-	-	-	-	-	100.00

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the Bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

2. Basis of Preparation and Presentation of the Financial Statements
(Continued)

p) Consolidated financial statements (continued)

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the accounting financial statements.

Pursuant to CVM Ruling 408 as of August 18, 2004, the Company as of the first quarter of 2005, started to consolidate PAFIDC’s financial statements, as it understood this is a special purpose entity, organized with exclusive purpose of conducting the securitization of receivables of the Company and its subsidiaries, and most of risks and benefits related to the fund profitability are linked to subordinated quotas, maintained by the Company.

Since prevailing decisions related to the operational management of Miravalles lies on another partner quotaholder, Miravalles is not consolidated in the Company’s financial statements.

3. Marketable Securities

The marketable securities at September 30, 2008 and June 30, 2008 earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Current
Resulting from sales through:
Credit card companies	298,356	194,958	408,775	279,519
Sales vouchers and others	54,093	47,046	65,194	56,893
Credit sales with post-dated checks	22,257	25,302	33,362	37,610
Accounts receivable - subsidiaries	101,767	98,272	-	-
Allowance for doubtful accounts	(4,485)	(3,495)	(6,662)	(5,091)
Resulting from commercial agreements	294,083	282,453	325,807	320,941

	766,071	644,536	826,476	689,872

Accounts receivable - PAFIDC	-	-	753,912	933,112

	-	-	753,912	933,112

Total current	766,071	644,536	1,580,388	1,622,984

Accounts Receivable - Paes Mendonça	-	-	370,084	370,352

Total noncurrent	-	-	370,084	370,352

Credit card sales are receivable in cash from the credit card companies, except for electronic devices, which are received in up to 12 installments. Credit sales settled with post-dated checks bear interest of up to 6.50% per month (ditto at June 30, 2008) for settlement within 60 days.

The balance of subsidiaries accounts receivable refers to the Company’s sale of goods for the supply of subsidiaries’ stores. The operation derives from the Company’s warehouse and was made at cost.

b) Accounts receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by credit sales with tickets and credit card company receivables, to PAFIDC. The volume of operations stood at R$1,820,836 in the quarter ended at September 30, 2008 (R$2,082,070 in the quarter ended at June 30, 2008), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$33,325 (R$33,863 in the quarter ended at September 30, 2007), recognized as financial expenses in income for the quarter ended at September 30, 2008 and 2007, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

4. Trade Accounts Receivable (Continued)

b) Accounts receivable – PAFIDC (Continued)

The outstanding balance of these receivables at September 30, 2008 and June 30, 2008 was R$753,912 and R$933,112, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

The accounts receivable balance of Paes Mendonça relates to credits deriving from the payment of liabilities performed by the subsidiaries Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company, Novasoc and Sendas. Maturity of accounts receivable is linked to lease agreements (Note 9 (b) (i)).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Resulting from:
Credit sales with post-dated
checks	(849)	(954)	(1,232)	(1,472)
Corporate sales	(3,261)	(2,261)	(4,333)	(3,212)
Other accounts receivable	(375)	(280)	(1,097)	(407)

	(4,485)	(3,495)	(6,662)	(5,091)

5. Inventories

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Stores	733,460	696,650	1,054,721	1,028,339
Warehouses	398,048	433,504	460,272	503,244

	1,131,508	1,130,154	1,514,993	1,531,583

6. Recoverable Taxes

The balances of taxes recoverable at September 30, 2008 and June 30, 2008 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Current
Taxes on sales	206,656	176,095	312,831	275,961
Income tax and others	114,454	97,063	124,383	109,897

	321,110	273,158	437,214	385,858
Noncurrent
Taxes on sales	73,990	64,459	80,792	71,240
ICMS and others	53,886	60,289	55,751	62,271

	127,876	124,748	136,543	133,511

Total of taxes recoverable	448,986	397,906	573,757	519,369

7. Pão de Açúcar Receivables Securitization fund – PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers, except for receivables from installment system and post-dated checks.

A letter proposal was signed at February 22, 2008 to extend the fund maturity from May 26, 2008 to May 16, 2010.

The capital structure of the fund, at September 30, 2008, is composed of 10,256 senior quotas, held by third parties in the amount of R$899,500, which represent 91.13% of the fund’s equity (91.60% at June 30, 2008) and 2,864 subordinated quotas, held by the Company and subsidiaries in the amount of R$87,526, which represent 8.87% of the fund’s equity (8.40% at June 30, 2008).

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The net assets of PAFIDC at September 30, 2008 and June 30, 2008 are summarized as follows:

	09.30.2008	06.30.2008

Assets
Cash and cash equivalents	247,543	84,651
Accounts receivable	753,912	933,112
Other amounts	8,432	-

Total assets	1,009,887	1,017,763

Liabilities
Accounts payable	22,861	67,781
Shareholders' equity	987,026	949,982

Total liabilities	1,009,887	1,017,763

The subordinated quotas were attributed to the Company and are recorded in the non-current assets as participation in the securitization fund, the balance of which at September 30, 2008 was R$78,357 (R$71,423 at June 30, 2008). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The compensation of senior quotas is shown below:

			09.30.2008		06.30.2008

			Redeemable		Redeemable
Quotaholders	Amount	CDI Rate	Balance	CDI Rate	Balance

Senior A	5,826	105%	608,113	105%	588,306
Senior B	4,300	105%	145,767	105%	141,019
Senior C	130	105%	145,620	105%	140,877

			899,500		870,202

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been yielded, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any defaults on the credit rights transferred and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive.

8. Balances and Transactions with Related Parties

The transactions with related parties shown below result mainly from the operations the Company and its subsidiaries maintain among themselves and with other related companies and were substantially carried out at market prices, terms and conditions.

a) Sales and Purchases of Goods

Balances and transactions resulting from the sale and purchase of goods to the supply of stores by the Company's warehouses, made at cost.

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Clients:
Novasoc Comercial	21,875	20,980	-	-
Sé Supermercados	48,737	48,090	-	-
Sendas Distribuidora	31,154	29,202	-	-

	101,766	98,272	-	-

Suppliers:
Novasoc Comercial	364	279	-	-
Sé Supermercados	1,379	1,076	-	-
Sendas Distribuidora	522	5,305	-	-
Grupo Assai	-	-	5,683	4,746

	2,265	6,660	5,683	4,746

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Sales:
Novasoc Comercial	167,124	140,814	-	-
Sé Supermercados	467,959	337,272	-	-
Sendas Distribuidora	163,847	161,577	-	-
Versalhes	-	1,207	-	-

	798,930	640,870	-	-

Purchases:
Novasoc Comercial	4,380	3,768	-	-
Sé Supermercados	10,110	11,079	-	-
Sendas Distribuidora	12,699	12,028	-	-
Versalhes	-	129,378	-	-
Grupo Assai	-	-	165,043	-

	27,189	156,253	165,043	-

8. Balances and Transactions with Related Parties (Continued)

b) Other Operations

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Assets
Novasoc Comercial	20,707	19,698	-	-
Sé Supermercados	218,232	254,519	-	-
Casino	1,100	655	1,100	655
FIC	14,393	14,965	16,309	16,741
Pão de Açucar Ind. e Com.	1,171	1,171	1,171	1,171
Sendas S.A.	17,824	17,824	217,824	217,824
Sendas Distribuidora	50,926	39,714
Barcelona	1,924	1,087
Other	19,769	17,974	27,037	23,894

	346,046	367,607	263,441	260,285

Liabilities
Sendas Distribuidora	-	-	-	-
Casino	367	305	367	305
Peninsula Participações	9,515	9,372	9,793	9,630
Grupo Assai	-	-	229	215
Galeazzi Associados	-	-	2,375	1,750
Other	1,278	1,320	-	-

	11,160	10,997	12,764	11,900

		Parent Company		Consolidated

		09.30.2008	09.30.2007	09.30.2008	09.30.2007

	Result
(i)	Novasoc Comercial	5,202	5,199	-	-
(i)	Sé Supermercados	10,126	11,832	-	-
(i)	Sendas Distribuidora	35,621	85,926	-	-
	Casino	(3,803)	(4,298)	(3,803)	(4,298)
	Peninsula Participações	(86,486)	(82,902)	(89,524)	(85,386)
	Grupo Diniz	(8,418)	(8,642)	(9,103)	(9,305)
	Sendas S.A.	-	-	(22,884)	(24,877)
	Grupo Assai	-	-	(1,800)	-
	Galeazzi e Associados	-	-	(11,205)	-
	Other	(10,959)	(7,043)	(10,959)	(7,043)

		(58,717)	72	(149,278)	(130,909)

i) Amounts deriving from the corporate apportionment of costs referring to services rendered to subsidiaries and associated companies, transferred by the cost value effectively incurred and eight properties leased for Sendas Distribuidora.

8. Balances and Transactions with Related Parties (Continued)

b) Other Operations (Continued)

Casino: Technical Assistance Agreement, signed between the Company and Casino at July 21, 2005, whereby, through the annual payment of US$2,727 million, it provides for the transfer of knowledge in the administrative and financial area. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005.

Península Participações: 58 real estate leasing agreements to the Company, 1 property to Novasoc, 1 property to Sé and 1 property to Barcelona.

Diniz Group: Leasing of 15 properties for the Company and 2 properties for Sendas Distribuidora.

Sendas S.A.: Leasing of 57 properties for Sendas Distribuidora.

Assai Group: Leasing of 5 properties for Barcelona.

Galeazzi e Associados: Consulting services rendered related to the management of operations in the city of Rio de Janeiro (Sendas Distribuidora).

Other: Expenses paid by the Company to its subsidiaries or other associated companies.

9. Investments

a) Information on investments at September 30, 2008 and June 30, 2008

	Period ended at 09.30.2008

	Shares/quotas held	Interest in capital stock %	Capital Stock	Shareholders' equity (capital deficiency)	Net income/ (loss)for the period

Novasoc	1,000	10.00	10	(15,724)	12,899
Sé	1,433,671,368	100.00	1,433,671	1,509,347	45,079
Sendas Distribuidora	607,083,796	57.43	835,677	(10,542)	(14,953)
Miravalles	127,519	50.00	221,363	226,159	4,796
PA Publicidade	99,999	99.99	100	1,584	428
Barcelona	9,006,000	60.00	15,010	117,517	10,569
CBD Panamá	1,500	100.00	-	244	57
CBD Holland B.V.	180	100.00	-	217	-

	Period ended at 06.30.2008

	Shares/quotas held	Interest in capital stock %	Capital Stock	Shareholders' equity (capital deficiency)	Net income/ (loss)for the period

Novasoc	1,000	10.00	10	(20,899)	7,724
Sé	1,433,671,368	100.00	1,433,671	1,486,538	22,270
Sendas Distribuidora	607,082,796	57.43	835,677	(8,569)	(12,980)
Miravalles	127,519	50.00	221,363	226,555	5,192
Pa Publicidade	99,999	99.99	100	1,437	281
Barcelona	9,006,000	60.00	15,010	109,998	3,049
CBD Panamá	1,500	100.00	-	158	3
CBD Holland B.V.	180	100.00	-	217	-

b) Change in Investments

	Parent Company						Consolidated

			PA	Sendas
	Novasoc	Sé	Publicidade	Distribuidora	Other	Total	Total

Balance at March 31, 2008	-	1,376,612	1,321	-	747	1,378,680	112,214
						-
Additions	-	-	-	30,285	-	30,285	-
Exchange variation	-	-	-	-	(16)	(16)	-
Equity accounting	7,724	6,612	116	(1,838)	(272)	12,342	1,364
Transfer to capital deficiency	(7,724)	-	-	-	-	(7,724)	-

Balance at June 30, 2008	-	1,383,224	1,437	28,447	459	1,413,567	113,578

Additions	-	-	-	-	-	-	-
Exchange variation	-	-	-		32	32	-
Equity accounting	227	21,224	147	(293)	51	21,356	(199)
Transfer to capital deficiency	(227)	-	-	-	-	(227)	-

Balance at September 30, 2008	-	1,404,448	1,584	28,154	542	1,434,728	113,379

9. Investments (Continued)

b) Change in Investments (Continued)

(i) Novasoc – Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. The operating lease annual rental payments amounted to R$2,495 in the quarter ended at September 30, 2008 (R$2,443 at June 30, 2008), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc Bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the Company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as of 2000.

At September 30, 2008, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$15,724 (R$20,899 at June 30, 2008), under “Provision for loss in investments” to recognize its obligations before creditors.

(ii) Sé – Sé holds direct interest in Miravalles corresponding to 50% of capital stock, which indirectly represents the investment in FIC.

(iii) At November 1, 2007, GPA, by means of subsidiary company controlled by Sé (Sevilha), acquired shares representing 60% of the total and voting capital of Barcelona, a recipient company of Assai’s spun-off assets related to the activities previously carried out by Assai in the wholesale market of the food industry by the amount of R$208,504, originating a R$206,068 goodwill recorded in the subsidiary Sevilha.

For non-controlling shareholders holding 40% interest in Barcelona, a shareholders’ agreement was entered into that established a put and call option of such interest, under the following conditions:

1) Criteria for calculation of purchase or sale price for remaining interest of 40%:

9. Investments (Continued)

b) Change in Investments (Continued)

  The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and probable contingencies of loss. Should EBITDA margin be lower than 4.62%, only the 7 times EBITDA criterion will be taken into account;

  Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a.

2) Call Option (“CALL”) of total partners’ shares – 40%

  Should GPA require the dismissal of chairman due to performance (by means of specific criteria set forth in the shareholders’ agreement) – by criterion 1 of sales price;

  Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year – by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;

  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;

  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;

  At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

The Board of Directors is composed of 7 members, with a 3-year term of office, of which 4 members shall be appointed by GPA and 3 members by former partners of Assai, appointing among the latter, the Chairman of the Board of Directors. The former partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the item abovementioned.

The Board of Directors’ Meeting of Barcelona held at March 31, 2008, approved the reverse merger of Sevilha Empreendimentos e Participações Ltda., former parent company of Barcelona, with reference date as of February 28, 2008. The referred merger was carried out by book value, based on the appraisal report prepared by independent experts. With the merger of Sevilha into Barcelona, Sé now holds 60% direct interest in the total and voting capital

9. Investments (Continued)

b) Change in Investments (Continued)

of Barcelona. This operation gave rise to a record under the item: “Goodwill on investments” in Sé, corresponding to the amount of R$134,291. Barcelona set up a special goodwill reserve in the amount of R$69,180 pursuant to CVM Ruling 319/99.

c) Investment agreement – Company and Sendas

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getúlio Vargas – FGV (Chamber of Conciliation and Arbitration of the Fundação Getúlio Vargas) informing that Sendas S.A. has filed and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, the Company and Sendas entered into a commitment, commencing the arbitration proceeding.

At April 29, 2008, the Arbitration Court rendered an award agreeing with the rules of the Panel of Conciliation and Arbitration of FGV-RJ, with a favorable decision to GPA that sale of its share control did not occur, when the partnership operation with Casino was concluded in 2005.

Therefore, the claims of Sendas S.A. were rejected in the arbitration based on the non-existence of sale of control, especially that claim pleading the acknowledgment of supposed right to exercise PUT options for its shares in Sendas Distribuidora S.A.

With the conclusion of the favorable decision to GPA, the effectuation of “PUT” is under negotiation notified to the Company on January 5, 2007 by Sendas S.A. showing the exercise of the right to swap all paid-up shares it

9. Investments (Continued)

c) Investment agreement – Company and Sendas (Continued)

holds for preferred shares of the Company’s capital stock, set forth in Clause 6.9.1 of the Shareholders’ Agreement of Sendas Distribuidora.

d) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company’s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

Miravalles’ quarterly information in periods ended September 30, 2008 and 2007 were revised by other independent auditors. In the period ended at September 30, 2008, total investments and equity accounting of this investee represented 0.9% and 1.3%, respectively, compared to the total assets and net income presented in the Company’s consolidated quarterly information (0.9% and -27.1% at September 30, 2007, respectively).

10. Property and Equipment

	Annual depreciation		Parent Company

	rates		09.30.2008			06.30.2008

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	780,607	-	780,607	779,673
Buildings	3.3	3.3	2,296,479	(484,031)	1,812,448	1,818,526
Leasehold improvements	*	6.7	1,499,187	(623,895)	875,292	884,308
Equipment	10.0 to 33.0	13.1	890,631	(572,097)	318,534	330,271
Installations	20.0 to 25.0	20.0	384,310	(296,751)	87,559	89,490
Furniture and fixtures	10.0	10.0	339,789	(197,289)	142,500	146,308
Vehicles	20.0	20.0	17,980	(7,510)	10,470	9,546
Construction in progress	-	-	25,189	-	25,189	18,003
Other	10.0	10.0	186,380	(60,870)	125,510	92,743

			6,420,552	(2,242,443)	4,178,109	4,168,868

	Annual depreciation		Parent Company

	rates		09.30.2008			06.30.2008

		Weighted		Accumulated
	Nominal	average	Cost	depreciation	Net	Net

Land	-	-	822,282	-	822,282	821,349
Buildings	3.3	3.3	2,399,285	(513,946)	1,885,339	1,892,023
Leasehold improvements	*	6.7	2,067,399	(880,032)	1,187,367	1,202,985
Equipment	10.0 to 33.0	13.1	1,155,210	(722,130)	433,080	449,424
Installations	20.0 to 25.0	20.0	470,928	(358,831)	112,097	115,375
Furniture and fixtures	10.0	10.0	477,430	(271,442)	205,988	210,438
Vehicles	20.0	20.0	19,547	(7,828)	11,719	10,175
Construction in progress	-	-	28,707	-	28,707	20,735
Other	10.0	10.0	187,504	(61,451)	126,053	93,191

			7,628,292	(2,815,660)	4,812,632	4,815,695

* Leasehold improvements are depreciated based on the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	2008	2007	2008	2007

Additions	91,341	182,525	112,340	196,322
Capitalized interest	5,905	7,411	6,206	7,881

Total at March 31	97,246	189,936	118,546	204,203

Additions	82,654	196,649	96,611	206,200
Capitalized interest	8,178	9,954	8,566	10,533

Total at June 30	90,832	206,603	105,177	216,733

Additions	87,833	195,697	98,659	215,269
Capitalized interest	8,061	11,507	8,382	12,088

Total at September 30	95,894	207,204	107,041	227,357

Balance at September 30, 2008	283,972	603,743	330,764	648,293

10. Property and Equipment (continued)

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

11. Intangible Assets

	Parent Company	Consolidated

Balance at March 31, 2008	264,976	571,049

Additions	135,155	135,155
Transfer by merger	-	-
Amortization	(28,597)	(37,114)

Balance at June 30, 2008	371,534	669,090

Additions	2	2
Amortization	(26,158)	(37,348)

Balance at September 30, 2008	345,378	631,744

Upon the acquisition of subsidiaries and for consolidation purposes, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability – were transferred to intangible assets and will be amortized over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

12. Deferred Charges

	Parent Company	Consolidated

Balance at March 31, 2008	73,964	74,054

Additions	-	2,685
Amortization	(4,207)	(4,262)

Balance at June 30, 2008	69,757	72,477

Additions	-	-
Amortization	(3,631)	(3,797)

Balance at September 30, 2008	66,126	68,680

Deferred charges refer to expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in stores;
  Implementation of CSC – Shared Service Center;
  Implementation of procurement center of materials and indirect services.

12. Deferred Charges (Continued)

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – Extra Fácil and Extra Perto. The projects already concluded are being amortized for a minimum term of 5 years.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Current
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	98,006	97,976	98,006	97,976
Working capital (i)	TJLP + 1.7%	942	2,707	942	2,707
	103.9% of CDI (103.9% at 06/30/2008)	-	-	-	-

Leasing	CDI Rate + 0.14% p.a.	18,226	12,611	18,226	12,611

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.125%	8,766	7,204	8,766	7,204
Working capital (i)	Weighted average rate - 103.8% of
	CDI (103.8% at 06/30/2008)	14,918	18,371	238,615	234,644
Imports	US dollar exchange variation	12,114	5,411	15,909	6,696

		152,972	144,280	380,464	361,838

Noncurrent
In local currency
BNDES (ii)	TJLP + 1.0 to 4.125%	129,010	153,207	129,010	153,207
Working capital (i)	Weighted average rate of 93.77% of
	CDI (93.77% at 06/30/2008)	369,627	358,877	417,225	405,068
PAFIDC Quotas (iii)	Senior A - 105% of CDI	-	-	608,113	588,306
	Senior B - 105% of CDI	-	-	145,767	141,019
	Senior C - 105% of CDI	-	-	145,620	140,877

Leasing	CDI Rate + 0.14% p.a.	11,155	12,159	11,155	12,159

In foreign currency	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.125%	2,907	4,177	2,907	4,177
Working capital (i)	Weighted average rate - 103% of
	CDI (102.5% at 06/30/2008)	499,121	484,070	890,012	862,583

		1,011,820	1,012,490	2,349,809	2,307,396

The Company uses swap operations to convert U.S. dollar-denominated, yen-denominated obligations and fixed interest rate to Brazilian real pegged to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

13. Loans and Financing (Continued)

The annualized CDI benchmark rate at September 30, 2008 stood at 11.63% (11.17% at June 30, 2008).

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.4 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In the periods ended at September 30, 2008 and June 30, 2008, R$145 and R$158, were added to the principal, respectively.

				Consolidated

			Number of
		Grace period	monthly
Contract date	Annual financial charges	in months	installments	Maturity	09.30.2008	06.30.2008

11/11/2003	Basket of currencies + 4.125%	14	60	Jan/10	11,672	11,380
11/11/2003	TJLP + 4.125%	12	60	Nov/09	65,782	79,808
11/11/2003	TJLP+ 1.0%	12	60	Nov/09	3,973	4,820
05/09/2007	TJLP+ 3.2%	6	60	Nov/12	137,412	145,532
05/09/2007	TJLP+ 2.7%	6	60	Nov/12	19,850	21,024

					238,689	262,564

13. Loans and Financing (Continued)

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Loans and financing” (Note 7).

(iv) Maturities – long-term

	Parent Company	%	Consolidated	%

2009	169,841	16.8	169,841	7.2
2010	415,607	41.1	1,635,836	69.6
2011	391,900	38.7	437,189	18.6
2012	34,472	3.4	106,943	4.6

	1,011,820	100.0	2,349,809	100.0

14. Debentures

a) Breakdown of outstanding debentures:

					Consolidated

			Annual
		Outstanding	financial	Unit
	Type	securities	charges	price	09.30.2008	06.30.2008

6th issue - 1st series	No preference	54,000	CDI + 0.5%	10,109	545,883	560,103
6th issue - 2nd series	No preference	23,965	CDI + 0.5%	10,109	242,260	248,571
6th issue - 1st and 2nd series	Interest swap	-	104.96% of CDI	-	80	105

			Total		788,223	808,779

			Noncurrent liabilities		779,650	779,650

			Current liabilities		8,573	29,129

b) Debenture operation:

	Number of
	debentures	Value

At June 30, 2008	77,965	808,779

Interest and restatement in the quarter	-	26,699
Interest and swap paid in the quarter		(47,255)

At September 30, 2008	77,965	788,223

14. Debentures (Continued)

c) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement limited to R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$551,518, for 54,000 debentures issued from the first series, and R$245,263 of 23,965 debentures (with negative goodwill of 0.24032%), issued from the second series. Out of proceeds obtained from second series, R$242,721 were used to amortize 23,965 debentures of the fifth issue and part of interest. The debentures are indexed to the average rate of CDI and accrue annual spread of 0.5% payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The debentures amortization will take place at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until maturity at March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), lower or equal to 3.25.

15. Taxes and Social Contribution Payable

Taxes and contributions are composed of the following:

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Taxes and contributions payable
Taxes paid in installments	51,585	52,135	53,856	54,439
PIS and COFINS payable	8,791	4,113	14,786	8,734
Provision for income tax and social contribution	-	-	9,868	6,531

	60,376	56,248	78,510	69,704
Noncurrent
Taxes paid in installments	205,012	215,519	214,097	225,286

	265,388	271,767	292,607	294,990

15. Taxes and Social Contribution Payable (Continued)

INSS and CPMF - The Company discontinued certain lawsuits and filed application for the Special Tax Payment Installments Program (“PAES”), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable within 120 months.

Other – The Company also filed application to participate in the State and Municipal Tax Payment Installments Program (PPI). These taxes are adjusted by SELIC, and may be payable within 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Current
INSS	38,740	38,307	38,883	38,448
CPMF	10,188	10,227	12,137	12,215
Other	2,657	3,601	2,836	3,776

	51,585	52,135	53,856	54,439

Noncurrent
INSS	145,275	153,228	145,809	153,791
CPMF	38,206	40,907	45,513	48,861
Other	21,531	21,384	22,775	22,634

	205,012	215,519	214,097	225,286

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel and is stated net of related judicial deposits, as shown below:

16. Provision for Contingencies (Continued)

	Parent Company

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at June 30, 2008	998,747	28,227	787	102,150	1,129,911
Additions	13,575	-	3,507	2,754	19,836
Reversal/Payment	(958)	-	(4,704)	-	(5,662)
Monetary restatement	20,656	570	1,689	3,395	26,310
Judicial deposits	(8,141)	-	(982)	(1,769)	(10,892)

Balance at September 30, 2008	1,023,879	28,797	297	106,530	1,159,503

	Consolidated

	COFINS and PIS	Other	Labor	Civil and other	Total

Balance at June 30, 2008	1,060,218	32,454	2,340	110,134	1,205,146
Additions	16,040	-	7,912	2,858	26,810
Reversal/Payment	(3,927)	-	(8,873)	-	(12,800)
Monetary restatement	21,760	695	1,889	3,663	28,007
Judicial deposits	(8,141)	(2,212)	(2,875)	(3,162)	(16,390)

Balance at September 30, 2008	1,085,950	30,937	393	113,493	1,230,773

a) Taxes

Tax-related contingencies are indexed to the Central Bank Overnight Rate (“SELIC”), 8.57% at September 30, 2008 (5.38% at June 30, 2008), and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

The Company and its subsidiaries discuss the constitutionality of the change in the basis of taxation of the Social Integration Tax (PIS) and the increase in the rate and basis of calculation of the Social Security Tax (COFINS) (Law 9,718/99). The provision includes unpaid amounts, monetarily restated, at September 30, 2008, amounting to R$1,031,078 (R$1,015,792 at June 30, 2008) resulting from the lawsuits in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

As the calculation system of such contributions started to use the non-cumulative tax principle in the calculation of PIS (Law 10,637/02) and COFINS (Law 10,833/03), the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, as well as the appropriation of credits not accepted by laws. The provision recorded in the balance sheet at September 30, 2008 in the amount of R$160,439 (R$141,852 at June 30, 2008) includes the unpaid installment, monetarily restated. There are guarantees for these discussions in order to ensure the suspension of liabilities, judicial deposit amounting to R$105,567.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses or as issues likely to be booked pursuant to CVM regulation. These are: IPI (excise tax) on codfish, for which it already has a deposit, notice regarding differences in the indices used (“Summer Plan”), IRRF and INSS notices, as well as notices related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts (PIS, COFINS and IRPJ). The amount recorded at September 30, 2008 in accounting books for such issues is R$33,150 (R$32,454 at June 30, 2008) and a judicial deposit of R$2,212.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2008, the Company recorded a provision of R$53,291 (R$52,362 at June 30, 2008) assessed as probable risk. Lawsuits the loss of which is deemed as possible by our legal counsels stand at R$7,046 (R$6,391 at June 30, 2008). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the Referential Interest Rate (“TR”) (2.0% accumulated in the year ended at September 30, 2008) plus 1% monthly interest. The balance of net allowance for earmarked judicial deposits is R$393 (R$2,340 at June 30, 2008).

16. Provision for Contingencies (Continued)

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

• The Company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The Company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. At September 30, 2008, the amount accrued is R$52,323 (R$50,860 at June 30, 2008) and the Company effected a R$9,433 (R$8,070 at June 30, 2008) judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

• The Company filed a declaratory action of absence of legal relationship, in what concerns the contribution to SEBRAE, as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting with balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training), excluding the 30% limit. The Company was granted the right of not paying the falling due contributions, provided that judicial deposits are made, as usual. The proceeding awaits a decision of the extraordinary appeal. At September 30, 2008, the accrued amount is R$42,471 (R$40,695 at June 30, 2008), and judicial deposit in the amount of R$42,665 (R$40,892 at June 30, 2008).

• The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$35,122 at September 30, 2008 (R$34,178 at June 30, 2008). There is no judicial deposit for such proceeding.

16. Provision for Contingencies (Continued)

c) Civil and other (continued)

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At September 30, 2008 the accrual amount for these lawsuits is R$15,263 (R$14,165 at June 30, 2008), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at September 30, 2008, as follows:

• INSS (Social Security Tax) – The Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$107,894 (R$119,525 at June 30, 2008). These proceedings are under administrative discussion, starting the court stage. The provision has decreased due to the reclassification of the probability of loss in the notice periods that are longer than 5 years, pursuant to a recent Precedent issue by the Supreme Court.

• IRPJ, IRRF and CSLL – The Company was served several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and tax payment discrepancies, all of them await final decision in the administrative level, the amount of which corresponds to R$144,637 (R$89,386 at June 30, 2008).

• COFINS, PIS and CPMF – The Company has been challenged through administrative proceedings regarding motion for offsetting, tax payment discrepancies, in addition to the aforementioned collection of taxes on soybean export operations. These proceedings await decision in the administrative level. The amount involved in these assessments is R$478,016 (R$285,815 at June 30, 2008) and await administrative decision.

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

• ICMS – The Company was served notice by the state tax authorities regarding the appropriation of electricity credits, acquisitions from suppliers considered to be disreputable, return of goods to its stores, refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo, among others, not relevant. The total amount of these assessments is R$1,163,643 (R$1,065,007 at June 30, 2008), which await a final decision in the administrative and court levels.

• ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – These are related to assessments on third parties retention, tax payment discrepancies, fines due to non-compliance of ancillary obligations and sundry taxes, the amount of which is R$25,588 (R$19,951 at June 30, 2008) and await administrative and court decisions.

• Other contingencies – They are related to administrative lawsuits and lawsuits under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”) (in many states), Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), in great majority related to suits for damages, amounting to R$76,495 (R$68,122 at June 30, 2008).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

16. Provision for Contingencies (Continued)

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	581,415	1,384	436,068	1,018,867
Labor	5,846	3,636	71,688	81,170
Civil and other	10,951	970	40,973	52,894

Total	598,212	5,990	548,729	1,152,931

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax expense reconciliation

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Earnings before tax charged before profit
sharing	233,422	136,265	261,511	96,114

Profit sharing	(7,933)	(7,744)	(11,061)	(10,800)

Earnings before income tax	225,489	128,521	250,450	85,314

Income tax at nominal rate	(56,372)	(32,130)	(76,504)	(26,934)
	-		-
Income tax incentive	-	350	-	644
Equity accounting and provision for	-		-
capital deficiency of subsidiary	12,985	3,722	813	(9,045)
Other permanent adjustments and social
contribution rates, net	(3,083)	(2,236)	2,031	7,606

Effective income tax	(46,470)	(30,294)	(73,660)	(27,729)

Income tax for the year
Current	227	(14,015)	(22,702)	(32,624)
On amortized goodwill (b(ii ))	(77,324)	-	(80,533)	-
Deferred	30,627	(16,279)	29,575	4,895

Income tax and social contribution expenses	(46,470)	(30,294)	(73,660)	(27,729)

Effective rate	20.6%	23.6%	29.4%	32.5%

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	09.30.2008	06.30.2008	09.30.2008	06.30.2008

Deferred income tax assets
Tax losses (i)	9,393	4,150	329,340	327,372
Provision for contingencies	58,422	56,842	76,859	82,406
Provision for hedge and levied on a cash basis	13,185	10,536	58,404	50,666
Allowance for doubtful accounts	2,476	2,619	3,024	3,161
Goodwill	29,481	28,203	72,851	72,894
Income tax on merger goodwill - Vieri - Casino (ii )	439,970	472,395	439,970	472,395
Income tax on merger goodwill - Sevilha - Assai (ii )	-	-	65,971	67,610
Provision for goodwill reduction	-	-	125,349	131,046
Deferred gains from shareholding dilution, net	7,112	4,030	7,167	4,084
Other	18,431	19,910	24,305	23,152

Deferred income and social contribution tax assets	578,470	598,685	1,203,240	1,234,786

Provision for deferred income tax realization			(70,349)	(76,046)

	578,470	598,685	1,132,891	1,158,740

Current assets	48,791	94,641	110,451	112,405
Noncurrent assets	529,679	504,044	1,022,440	1,046,335

Deferred income and social contribution tax assets	578,470	598,685	1,132,891	1,158,740

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

(i) At September 30, 2008, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred IRPJ and CSLL arising from tax loss carryforwards and temporary differences in the amount of R$578,470 (R$598,685 at June 30, 2008) in the Parent Company and R$1,132,891 (R$1,158,740 at June 30, 2008) in Consolidated.

Recognition of deferred IRPJ and CSLL assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for realization of deferred IRPJ shown in the previous table.

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

The special goodwill reserve, set up as a result of this merger, pursuant to paragraph 1 of article 6 of the CVM Ruling 319/99, will be purpose of capitalization to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319/99, to the extent that the tax benefit earned, as a result of goodwill amortization, represents an effective decrease of taxes paid.

In order to enable a better presentation of the financial statements, the goodwill net amount of R$515,488, less provision, which substantially represents the tax credit balance plus the amount of R$1,806 were classified as deferred IRPJ. The net goodwill at September 30, 2008 totaled R$439,970 (R$472,395 at June 30, 2008).

At March 31, 2008, the Extraordinary General Meeting approved the reverse merger of Sevilha by Barcelona. Also pursuant to CVM Ruling 319/99, the special reserve of goodwill was created as a result of this merger. At September 30, 2008, the remaining net goodwill recorded by Barcelona amounted to R$65,971 (R$67,610 at June 30, 2008).

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by the Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on these studies, the Company expects to recover these tax credits within a term of up to 10 years, as follows:

	Parent Company	Consolidated

2008	48,791	110,451
2009	121,430	169,866
2010	118,602	172,955
2011	127,996	195,261
2012 up to 2017	161,651	484,358

	578,470	1,132,891

18. Shareholders’ Equity

a) Capital stock

(i) Authorized capital comprises 400,000 (in thousands of shares) approved at the Extraordinary General Meeting held at November 26, 2007. Fully subscribed and paid-up capital is comprised at September 30, 2008 of 235,249 (235,202 at June 30, 2008) in thousands of registered shares with no par value, of which 99,680 (ditto at June 30, 2008) in thousands of common shares 135,569 (135,522 at June 30, 2008) in thousands of preferred shares.

Change in capital stock and number of shares:

		Number of shares - thousand

	Capital
	stock	Preferred	Common

At June 30, 2008	4,450,014	135,522	99,680
Stock option
Series IX	6	-	-
Series A1 Silver	123	5	-
Series A2 Silver	582	22	-
Series A2 Gold	-	20	-

At September 30, 2008	4,450,725	135,569	99,680

18. Shareholders’ Equity (Continued)

a) Capital stock (Continued)

The Board of Directors’ Meetings held at July 22, 2008 and September 11, 2008 approved the capital stock increases with the subscription and payment of shares in the Stock Option Plan, as follows:

Meeting	Series	Number	Unit	Total
		(thousand)	values

7/22/2008	Series A1 Silver	1.8	24.63	44.3
7/22/2008	Series A2 Silver	14.1	26.93	378.4
7/22/2008	Series A2 Gold	13.2	0.01	0.0
9/11/2008	Series IX	0.2	30.10	6.0
9/11/2008	Series A1 Silver	3.2	24.63	78.8
9/11/2008	Series A2 Silver	7.6	26.93	203.8
9/11/2008	Series A2 Gold	7.1	0.01	0.0

		47.1		711.4

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's Bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared.

The Company’s Bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$0.08 per share. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which can include the interest on shareholders’ equity, net of tax.

18. Shareholders’ Equity (Continued)

c) Capital reserve – Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 17 b(ii), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99 and CVM 349/01.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged from Vieri amounted to R$517,294, which will be used in the capital increase, upon the realization of reserve.

At March 31, 2008, a tax benefit deriving from the goodwill in the merger of Sevilha into Barcelona was recorded in the amount of R$69,180, which will be used to increase capital, upon realization of reserve.

d) Revenue reserve

(i) Legal reserve: is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working and current capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

(iii) Profit retention: the balance at December 31, 2007 is available to the Shareholders’ General Meeting for allocation.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The granting price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The number of lot of shares may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the granting date (1st tranche) and (ii) up to 50% in the last month of the fifth year following the granting date (2nd tranche), and the remaining portion of the second lot subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the regulation.

Shares subject to restraint on alienation (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

Q = Amount of 1000 (one thousand) shares to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company’s shares as of the granting date.

Pm = Market price of the lot of Company’s shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The option price from the date of concession to the date of its exercise is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Pursuant to Clause 14.5 of the Plan, the application of the mentioned formula shall be adjusted taking into account the reverse share split of shares representing the Company’s capital stock, approved at the Extraordinary General Meeting held at July 30, 2007.

New preferred stock option plan

The Extraordinary General Meeting held at December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type share will correspond to the average of closing price of negotiations of the Company’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type share will correspond to R$0.01 and the granting of these options are additional to the Silver options, and the granting or the exercise of Gold options is not possible separately. In both cases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as of the 36th month to 48th month as of the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

The series of previous plan continue in force until the respective maturity dates.

(i) Information on the stock option plan is summarized below:

Breakdown of series granted
				Price		Lot of shares

			2nd date of	On the
		1st date of	exercise and	granting	End of	Number of		Not exercised		Total in
Series granted	Granting date	exercise	expiration	date	period	shares granted	Exercised	by dismissal	Expired	effect

Balance at June 30, 2008
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	25.09	1,000	(459)	(365)	(176)	-
Series VIII	4/30/2004	4/30/2007	4/30/2009	13.00	32.53	862	(216)	(434)	-	212
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	29.68	989	(180)	(529)	-	280
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	38.54	901	-	(349)	-	552
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(9)	-	200
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(307)	(88)	-	727
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(260)	(6)	-	582
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(276)	(7)	-	667

						6,996	(1,813)	(1,787)	(176)	3,220

Balance at September 30, 2008
Series VII	5/16/2003	5/16/2006	5/16/2008	20.00	25.09	1,000	(459)	(365)	(176)	-
Series VIII	4/30/2004	4/30/2007	4/30/2009	13.00	32.53	862	(216)	(436)	-	210
Series IX	5/15/2005	5/15/2008	5/15/2010	13.00	29.68	989	(180)	(534)	-	275
Series X	6/7/2006	6/7/2009	6/7/2011	16.50	38.54	901	-	(357)	-	544
Series A1 - Gold	4/13/2007	4/30/2010	4/29/2011	0.01	0.01	324	(115)	(9)	-	200
Series A1 - Silver	4/13/2007	4/30/2010	4/29/2011	24.63	24.63	1,122	(312)	(93)	-	717
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2012	0.01	0.01	848	(280)	(6)	-	562
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26.93	26.93	950	(298)	(7)	-	645

						6,996	(1,860)	(1,807)	(176)	3,153

Series exercised

Series granted	Granting date	Date of	Amount	Exercise price	Total per	Market price
		exercise	exercised	(R$)	thousand (R$)	(R$)

At June 30, 2008
Series VII	5/16/2003	13/12/2005	291	22.12	6,445	37.43
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.56
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	34.11
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series VIII	4/30/2004	5/27/2008	0	31.16	9	34.11
Series VIII	4/30/2004	6/10/2008	2	31.61	49	34.11
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	34.11
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.85
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	34.11
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	34.11
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.26
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.85
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	34.11
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.85
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,238	34.11
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	34.11
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.85
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	34.11
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	34.11

			1,813		36,984

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

Series exercised

Series granted	Granting date	Date of	Amount	Exercise price	Total per	Market price
		exercise	exercised	(R$)	thousand (R$)	(R$)

At September 30, 2008
Series IX	5/15/2005	9/11/2008	0	30.10	6	34.36
Series IX	5/15/2005	6/10/2008	180	28.66	5,151	34.11
Series VII	5/16/2003	13/12/2005	291	22.12	6,445	37.43
Series VII	5/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	5/16/2003	7/10/2007	1	22.95	13	37.15
Series VII	5/16/2003	11/28/2007	1	23.76	13	28.56
Series VII	5/16/2003	6/10/2008	162	25.09	4,065	34.11
Series VIII	4/30/2004	5/15/2008	195	28.89	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.90	542	37.15
Series VIII	4/30/2004	5/27/2008	0	31.16	9	34.11
Series VIII	4/30/2004	6/10/2008	2	31.61	49	34.11
Series A1 Silver	4/13/2007	7/22/2008	2	24.63	44	37.00
Series A1 Silver	4/13/2007	9/11/2008	3	24.63	79	34.36
Series A1 Silver	4/13/2007	7/10/2007	11	24.63	260	37.15
Series A1 Silver	4/13/2007	11/28/2007	36	24.63	878	28.56
Series A1 Silver	4/13/2007	12/17/2007	70	24.63	1,734	33.26
Series A1 Silver	4/13/2007	3/10/2008	103	24.63	2,537	34.85
Series A1 Silver	4/13/2007	5/27/2008	84	24.63	2,063	34.11
Series A1 Silver	4/13/2007	6/10/2008	3	24.63	71	34.11
Series A1 Gold	4/13/2007	7/10/2007	3	0.01	0	37.15
Series A1 Gold	4/13/2007	11/28/2007	11	0.01	0	28.56
Series A1 Gold	4/13/2007	12/17/2007	31	0.01	0	33.26
Series A1 Gold	4/13/2007	3/10/2008	43	0.01	0	34.85
Series A1 Gold	4/13/2007	5/27/2008	27	0.01	0	34.11
Series A2 Silver	3/3/2008	7/22/2008	14	26.93	378	37.00
Series A2 Silver	3/3/2008	9/11/2008	8	26.93	204	34.36
Series A2 Silver	3/3/2008	3/10/2008	187	26.93	5,036	34.85
Series A2 Silver	3/3/2008	5/27/2008	83	26.93	2,238	34.11
Series A2 Silver	3/3/2008	6/10/2008	6	26.93	155	34.11
Series A2 Gold	3/3/2008	7/22/2008	13	0.01	0	37.00
Series A2 Gold	3/3/2008	9/11/2008	7	0.01	0	34.36
Series A2 Gold	3/3/2008	3/10/2008	178	0.01	2	34.85
Series A2 Gold	3/3/2008	5/27/2008	78	0.01	1	34.11
Series A2 Gold	3/3/2008	6/10/2008	4	0.01	0	34.11

			1,860		37,696

NB: Pursuant to assignments provided for in the stock option plan regulation, the Plan’s Management Committee approved an advanced date of the year of first tranche of series VII options for December 13, 2005.

At March 15, 2007, series VI was cancelled and at June 10, 2008, series VII.

At September 30, 2008, the Company’s preferred share price on BOVESPA was R$33.00 for each share.

There are no treasury shares to be used as spread to the options granted of the Plan.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

(ii) The chart below shows the maximum percentage of interest dilution to which current shareholders eventually will be subject to in the event of exercise up to 2011 of all options granted:

	09.30.2008	06.30.2008

Number of shares	235,249	235,202
Balance of granted series in effect	3,153	3,220

Maximum percentage of dilution	1.32%	1.35%

(iii) The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP 01/2007 paragraph 25.9:

	09.30.2008		09.30.2007

	Net	Shareholders'	Net	Shareholders'
	income	equity	income	equity

Corporate	179,019	5,430,943	98,227	4,946,799
Expense related to share-based
compensation to employees
determined according to market
value method	(14,935)	-	(8,281)	-

Pro forma	164,084	5,430,943	89,946	4,946,799

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.04% at September 30, 2008 (ditto at June 30, 2008), expectation of volatility of nearly 38.36% at September 30, 2008 (ditto at June 30, 2008), non-risk weighted average interest rate of 10.77% at September 30, 2008 (ditto at June 30, 2008). The expectation of average life of series VII and VIII is 4 years, whereas for series A1, the expectation is 3.5 years and for series A2, the expectation is 5 years.

19. Net Financial Income

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Financial expenses
Financial charges - BNDES	(21,529)	(18,661)	(21,529)	(18,661)
Financial charges - Debentures	(70,462)	(64,954)	(70,462)	(64,954)
Financial charges on contingencies and taxes	(83,462)	(61,200)	(95,206)	(67,997)
Swap operations	(25,378)	(14,713)	(65,600)	(68,003)
Receivables securitization	(78,450)	(73,931)	(95,217)	(92,460)
Interest on loan	(1,648)	(907)	(525)	(5,012)
CPMF and other bank services	(13,528)	(33,319)	(20,167)	(43,934)
Interest on loan	(40,668)	(4,571)	(58,184)	(26,512)
Capitalized interest	22,144	28,872	23,154	30,502
Other financial expenses	(11,317)	(8,083)	(26,795)	(15,925)

Total financial expenses	(324,298)	(251,467)	(430,531)	(372,956)

Financial income

Interest on cash and cash equivalents	111,899	60,740	127,237	109,165
Financial discounts obtained	29,078	26,601	33,691	30,540
Financial charges on taxes and judicial deposits	13,978	13,078	21,362	32,495
Interest on installment sale	12,388	20,003	17,544	27,445
Interest on loans	1,525	5,082	2,013	5,659
Other financial expenses	43	45	53	45

Total financial expenses	168,911	125,549	201,900	205,349

Net financial income	(155,387)	(125,918)	(228,631)	(167,607)

20. Financial Instruments

a) Credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (nearly 0.65% of sales in the quarter). In such portion, the risk is minimized by the large customer base.

20. Financial Instruments (Continued)

a) Credit risk (Continued)

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

b) Exchange and interest rate risk

The Company is subject to market risks resulting from changes in foreign exchange and interest. Market risk is a potential loss deriving from contrary changes in market rates, such as exchange and interest rates. The Company’s treasury policies establish proceedings that aim at decreasing the effects of such risks on the result (Note 20(e)). The results assessed that result from changes in the market rate, such as exchange and interest rate, are reflected on the quarterly information.

c) Market value of financial instruments

Estimated market value of financial instruments at September 30, 2008 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	Parent Company		Consolidated

	Accounting	Market	Accounting	Market

Assets
Cash and cash equivalents	42,953	42,953	171,694	171,694
Financial investments	934,916	934,916	1,265,630	1,265,630
Receivables securitization fund	78,357	78,357	-	-

	1,056,226	1,056,226	1,437,324	1,437,324

Liabilities
Loans and financings	1,158,366	1,158,366	2,553,135	2,553,135
Debentures	788,143	783,963	788,143	783,964
Swap agreements	6,506	(1,395)	177,218	153,064

	1,953,015	1,940,934	3,518,496	3,490,163

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translate the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

20. Financial Instruments (Continued)

c) Market value of financial instruments (continued)

The market value of financial instruments is calculated by the restatement of the face amount up to the maturity date and discounted at present value in face to future interest market rates published in the newsletters of Bolsa de Mercadorias e Futuros (Futures Exchange) – BM&F.

d) Derivative financial instruments

The Company’s treasury policy allows contracting foreign currency loans since an additional derivative financial instrument is contracted when the original financing is contracted, so as the Company is effectively exposed to amounts in reais and interest, liked to a percentage of the Interbank Deposit Certificate – CDI. The contracting of these derivative financial instruments is made with the same terms of maturity of the original contract, preferably with the same financial institution, usually with large institutions, whose liquidity is largely recognized by the market, and within the limits authorized by the Company’s Management.

The Company’s policy does not allow contracting swaps with caps, breach of contract, double index, flexible options or any other types different from traditional swaps, for speculative purposes other than for hedging debt.

The Company’s internal control environment was designed so as to ensure that transactions executed are in compliance with this treasury policy.

At October 17, 2008, the Brazilian Securities and Exchange Commission – CVM issued Resolution 550, which provides for the presentation of information on financial instruments in a note to the quarterly information – ITR. The information required applicable to the Company are as follows:

20. Financial Instruments (Continued)

d) Derivative financial instruments (continued)

	Consolidated

	Reference value				Accumulated effect
	(nominal)		Face value

Description	09.30.2008	06.30.2008	09.30.2008	06.30.2008	receivable/(payable)

Swap agreements

Asset position
Dollar + Pre
Foreign currency	770,153	770,153	872,092	675,001	(164,028)
BNDES	15,291	18,398	10,369	10,471	(13,134)
	785,444	788,551	882,461	685,472	(177,162)
Yen + Pre
Foreign currency	108,231	108,231	110,359	94,440	24

CDI + Pre
Debentures	779,650	779,650	783,964	787,867	(80)

Liability position
% CDI	(1,673,325)	(1,676,432)	(1,929,848)	(1,892,861)	-

	-	-	(153,064)	(325,082)	(177,218)

Gains and losses, realized and unrealized, on these agreements are recorded as “financial revenues” and “financial expense”, respectively, and the balance receivable or payable in the net amount of R$177,218 is recorded in “loans and financings” (Note 13).

e) Analysis of sensitivity of derivative financial instruments (not audited)

The Company’s Management states that any asset positive or negative variation of foreign currency and interest swap transactions due to the foreign exchange rate variation is offset by an increase or decrease in the original financing operation in foreign currency. Thus, the net effect of the swap operations and of the original financing in foreign currency is exclusively the CDI rate variation, and, for this reason, the sensitivity analysis encouraged by Article 4 of CVM Resolution 550 has not been carried out.

21. Insurance Coverage (not audited)

Coverage at September 30, 2008 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,801,566
Profit	Loss of profit	1,498,220
Cash	Theft	47,194

The Company also holds specific policies covering civil and management liability risks in the amount of R$149,265 (R$133,300 at June 30, 2008).

22. Non-Operating Results

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Expenses
Results in the property and equipment write-off	(2,439)	(8,831)	(5,458)	(9,216)
Other	-	(388)	-	(484)

Total non-operating expenses	(2,439)	(9,219)	(5,458)	(9,700)

Revenues
Contingencies write off	-	-	-	2,215
Other	-	39	103	39

Total non-operating revenues	-	39	103	2,254

Non-operating result	(2,439)	(9,180)	(5,355)	(7,446)

23. Statement of EBITDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Operating income	235,861	145,445	266,866	103,560

(+)Net financial expenses	155,387	125,918	228,631	167,607
(+)Equity accounting	(51,941)	(14,888)	(2,392)	26,604
(+)Depreciation and amortization	346,080	315,288	445,578	403,185

EBITDA	685,387	571,763	938,683	700,956

Net sales revenue	8,893,501	7,695,893	12,890,429	10,574,118
% EBITDA	7.7%	7.4%	7.3%	6.6%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at September 30, 2008, as follows:

	Parent Company	Consolidated

2008	56,819	80,678
2009	220,001	316,213
2010	168,662	254,373
2011	144,969	222,212
2012	131,346	204,692
as of 2013	690,997	1,171,787

	1,412,794	2,249,955

25. Private Pension Plan of Defined Contribution

GPA maintains a supplementary private pension plan of defined contribution to its employees by retaining the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. When establishing the Plan, GPA provides monthly contributions on behalf of its employees on account of services rendered to GPA. Contributions made by GPA at September 30, 2008, amounted to R$1,319, employees’ contributions amounted to R$1,764 with 803 participants.

26. Statements of Cash Flow

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Cash flow from operating activities
Net income for the year	179,019	98,227	179,019	98,227
Adjustment for reconciliation of net income
Deferred income tax	(30,627)	16,279	(29,575)	(4,895)
Residual value of written-off permanent assets	2,439	8,931	5,458	9,316
Net gains by corporate dilution	-	-	-	-
Depreciation and amortization	346,080	315,288	445,578	403,185
Interest and monetary variation, net of payment	87,398	(69,673)	159,654	(132,690)
Equity accounting	(51,941)	(14,888)	(2,392)	26,604
Provision for contingency	63,104	38,032	88,044	52,517
Provision for property and equipment written-off and loss	63	2,251	(40)	2,024
Provision for goodwill amortization	77,324	-	80,533	-
Minority interest	-	-	(2,229)	(40,642)

	672,859	394,447	924,050	413,646

(Increase) decrease of assets
Accounts receivable	157,094	39,768	237,830	210,268
Inventories	22,795	40,568	19,249	63,636
Recoverable taxes	(46,579)	6,620	(47,116)	(2,085)
Other assets	(22,558)	(63,063)	(36,822)	(47,767)
Related parties	478	129,386	4,226	6,246
Judicial deposits	1,499	(19,510)	(8,775)	(34,656)

	112,729	133,769	168,592	195,642

Increase (decrease) of liabilities
Suppliers	(373,874)	(457,170)	(505,938)	(527,395)
Payroll and charges	48,069	11,253	64,758	23,028
Taxes and social contribution payable	(62,564)	(59,956)	(118,424)	(70,280)
Other accounts payable	(200,168)	21,979	(143,182)	41,353

	(588,537)	(483,894)	(702,786)	(533,294)

Net cash generated by operating activities	197,051	44,322	389,856	75,994

26. Statements of Cash Flow (Continued)

	Parent Company		Consolidated

	09.30.2008	09.30.2007	09.30.2008	09.30.2007

Cash flow from investment activities
Net cash in merger of subsidiaries	-	235	-	-
Receipt of amortization of PAFIDC quotas	-	141,826	-	-
Acquisition of companies	-	(7,935)	-	-
Additions to investment	(17)	-	-	(49,350)
Acquisition of fixed assets	(271,241)	(623,647)	(318,036)	(668,368)
Increase in intangible assets	-	(501)	(10)	(8,266)
Increase in deferred assets	(191)	(9,312)	(2,877)	(9,475)
Disposal of fixed assets	2,863	-	3,278	-

Net cash used in investment activities
	(268,586)	(499,334)	(317,645)	(735,459)

Cash flow from financing activities
Capital increase	88,196	6,445	88,196	6,445
Effect on consolidated cash and cash equivalents by capital contribution	-	-	-	-
Increase in capital reserve	-	-	-	-
Financing
Funding and refinancing	419,782	1,034,704	744,098	1,633,149
Payments	(159,077)	(767,948)	(481,284)	(1,484,542)
Payments of dividends	(50,029)	(20,312)	(50,029)	(20,312)

Net cash generated by (used in) investment activities	298,872	252,889	300,981	134,740

Increase (decrease), net, in cash, banks and marketable securities
	227,337	(202,123)	373,192	(524,725)

Cash, banks and marketable securities at the end of the year	977,869	326,531	1,437,324	756,786
Cash, banks and marketable securities at the beginning of the year	750,532	528,654	1,064,132	1,281,511

Variation in cash, banks and marketable securities	227,337	(202,123)	373,192	(524,725)

Cash flow additional information
Interest paid from loans and financing	118,607	102,724	202,135	407,901

27. Statements of Added Value

	Parent Company				Consolidated

	09.30.2008%		09.30.2007%		09.30.2008%		09.30.2007%

Revenues
Sales of goods	10,335,585		9,161,086		14,934,408		12,505,135
Allowance for doubtful accounts	(14,479)		5,978		(19,704)		5,020
Non-operating results	(2,439)		(9,180)		(5,355)		(7,446)

	10,318,667		9,157,884		14,909,349		12,502,709

Inputs acquired from third parties
Cost of goods sold	(7,706,544)		(6,631,729)		(11,243,083)		(9,118,057)
Materials, electricity, third parties' services and other	(690,141)		(675,034)		(987,133)		(955,184)

	(8,396,685)		(7,306,763)		(12,230,216)		(10,073,241)

Gross added value	1,921,982		1,851,121		2,679,133		2,429,468

Retentions
Depreciation and amortization	(348,655)		(323,064)		(450,080)		(411,896)

Net added value produced by entity	1,573,327		1,528,057		2,229,053		2,017,572

Received in transfer
Equity accounting	51,941		14,888		2,392		(26,604)
Minority interest	-		-		2,229		40,642
Financial income	168,911		124,642		201,900		200,338

	220,852		139,530		206,521		214,376

Total added value to distribute	1,794,179	100.0	1,667,587	100.0	2,435,574	100.0	2,231,948	100.0

Distribution of added value
Personnel
Payroll	491,939		464,953		806,232		743,314
Employees and Management profit sharing	7,963		7,781		11,091		10,837
Benefits	179,794		144,477		180,806		145,310
Charges	103,117		107,001		69,315		65,472

	782,813	43.6	724,212	43.4	1,067,444	43.8	964,933	43.3

Govenment Agencies
Taxes	316,040		420,465		442,867		527,250

	316,040	17.6	420,465	25.2	442,867	18.2	527,250	23.6

Creditors
Interest	317,566		224,581		420,270		336,539
Leases	198,741		200,102		325,974		304,999

	516,307	28.8	424,683	25.5	746,244	30.6	641,538	28.7

Shareholders
Dividends	-		-		-		-

	-	0.0	-	0.0	-	0.0	-	0.0

Profit retention	179,019	10.0	98,227	5.9	179,019	7.4	98,227	4.4

05.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

See Item 08.01 – Comments on the Consolidated Performance during the Quarter.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 – 6/30/2008
1	Total Assets	12,948,698	12,871,790
1.01	Current Assets	5,243,208	5,104,682
1.01.01	Cash and Cash Equivalents	1,437,324	1,295,297
1.01.01.01	Cash and Banks	171,694	104,566
1.01.01.02	Marketable Securities	1,265,630	1,190,731
1.01.02	Receivables	2,252,224	2,215,380
1.01.02.01	Clients	1,580,388	1,622,984
1.01.02.02	Sundry Receivables	671,836	592,396
1.01.02.02.01	Advance to Suppliers and Employees	67,832	36,612
1.01.02.02.02	Recoverable Taxes	437,214	385,858
1.01.02.02.03	Deferred Income Tax	110,451	112,405
1.01.02.02.04	Other Receivables	56,339	57,521
1.01.03	Inventories	1,514,993	1,531,583
1.01.04	Other	38,667	62,422
1.01.04.01	Prepaid expenses	38,667	62,422
1.02	Noncurrent Assets	7,705,490	7,767,108
1.02.01	Long-term Receivables	2,079,055	2,096,268
1.02.01.01	Sundry Receivables	1,782,242	1,798,904
1.02.01.01.02	Recoverable Taxes	136,543	133,511
1.02.01.01.03	Deferred Income Tax and Social Contribution	1,022,440	1,046,335
1.02.01.01.04	Deposits for Judicial Appeals	230,043	224,483
1.02.01.01.05	Accounts Receivable	370,084	370,352
1.02.01.01.06	Other	23,132	24,223
1.02.01.02	Credits with Related Parties	263,441	260,285
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	200,000	0
1.02.01.02.03	Other Related Parties	63,441	260,285
1.02.01.03	Other	33,372	37,079
1.02.01.03.01	Prepaid Expenses	33,372	37,079
1.02.02	Permanent Assets	5,626,435	5,670,840
1.02.02.01	Investments	113,379	113,578
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies – Goodwill	0	0
1.02.02.01.03	In Subsidiaries	218	218
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	113,161	113,360
1.02.02.02	Property and Equipment	4,812,632	4,815,695
1.02.02.03	Intangible Assets	631,744	669,090
1.02.02.04	Deferred Charges	68,680	72,477

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2008	4 – 6/30/2008
2	Total liabilities	12,948,698	12,871,790
2.01	Current liabilities	2,761,210	2,826,293
2.01.01	Loans and Financings	380,464	361,838
2.01.02	Debentures	8,573	29,129
2.01.03	Suppliers	1,819,037	1,837,642
2.01.04	Taxes, Fees and Contributions	78,510	69,704
2.01.05	Dividends Payable	55	882
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	12,764	11,900
2.01.08	Other	461,807	515,198
2.01.08.01	Payroll and Social Contributions	237,811	200,163
2.01.08.02	Public Services	10,901	11,273
2.01.08.03	Rents	35,318	33,112
2.01.08.04	Advertising	14,072	12,570
2.01.08.05	Insurances	15	1,133
2.01.08.06	Financing due to Purchase of Assets	28,707	37,839
2.01.08.07	Other Accounts Payable	134,983	219,108
2.02	Noncurrent Liabilities	4,651,245	4,594,645
2.02.01	Long-term Liabilities	4,651,245	4,594,645
2.02.01.01	Loans and Financings	2,349,809	2,307,396
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,521,786	1,507,599
2.02.01.06.01	Provision for Contingencies	1,230,773	1,205,146
2.02.01.06.02	Tax Installments	214,097	225,286
2.02.01.06.03	Other Accounts Payable	76,916	77,167
2.02.02	Deferred Income	0	0
2.03	Non-Controlling Shareholders Interest	105,300	103,133
2.04	Shareholders' Equity	5,430,943	5,347,719
2.04.01	Paid-in Capital	4,450,725	4,450,014
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	283,868	283,868
2.04.04.01	Legal	133,617	133,617
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	150,251	150,251
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	179,019	96,506
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007
3.01	Gross Sales and/or Services	5,055,600	14,934,408	4,131,726	12,505,135
3.02	Deductions	(648,593)	(2,043,979)	(635,206)	(1,931,017)
3.03	Net Sales and/or Services	4,407,007	12,890,429	3,496,520	10,574,118
3.04	Cost of Sales and/or Services Rendered	(3,217,240)	(9,482,036)	(2,493,541)	(7,592,952)
3.05	Gross Profit	1,189,767	3,408,393	1,002,979	2,981,166
3.06	Operating Income/Expenses	(1,065,269)	(3,141,527)	(973,476)	(2,877,606)
3.06.01	Selling	(679,314)	(2,007,030)	(617,261)	(1,850,998)
3.06.02	General and Administrative	(125,275)	(382,571)	(124,669)	(358,949)
3.06.03	Financial	(81,524)	(228,631)	(53,724)	(167,607)
3.06.03.01	Financial Income	72,167	201,900	69,080	205,349
3.06.03.02	Financial Expenses	(153,691)	(430,531)	(122,804)	(372,956)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(178,957)	(525,687)	(167,955)	(473,448)
3.06.05.01	Taxes and Fees	(27,988)	(80,109)	(22,732)	(70,263)
3.06.05.02	Depreciation/Amortization	(150,969)	(445,578)	(145,223)	(403,185)
3.06.06	Equity in the results of subsidiary and associated companies	(199)	2,392	(9,867)	(26,604)
3.07	Operating Profit	124,498	266,866	29,503	103,560
3.08	Non-Operating Result	(376)	(5,355)	(2,144)	(7,446)
3.08.01	Revenues	80	103	1,180	2,254
3.08.02	Expenses	(456)	(5,458)	(3,324)	(9,700)
3.09	Income Before Taxation/Profit Sharing	124,122	261,511	27,359	96,114
3.10	Provision for Income Tax and Social Contribution	(43,795)	(103,235)	(8,804)	(32,624)
3.11	Deferred Income Tax	8,214	29,575	25,842	4,895
3.12	Statutory Profit Sharing /Contributions	(3,861)	(11,061)	(3,600)	(10,800)
3.12.01	Profit Sharing	(3,861)	(11,061)	(3,600)	(10,800)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- CODE	2 - DESCRIPTION	3 – 7/1/2008 to 9/30/2008	4 - 1/1/2008 to 9/30/2008	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007
3.14	Non-Controlling Shareholders Interest	(2,167)	2,229	(6,094)	40,642
3.15	Income/Loss for the Period	82,513	179,019	34,703	98,227
	No. SHARES, EX-TREASURY (in thousands)	235,249	235,249	227,771	227,771
	EARNINGS PER SHARE (in reais)	0.35075	0.76098	0.15236	0,43125
	LOSS PER SHARE (in reais)

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Operating Performance

The numbers related to the Group’s operating performance presented and commented on below refer to consolidated figures, which include the entire operating results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with Atacadista Assai in São Paulo).

Sales Performance
Same-store sales grow by 10.3% in the 3Q08, the best quarterly performance for the last three years

(R$ million)(1)	3Q08	3Q07	Chg.	9M08	9M07	Chg.
Gross Sales	5,055.6	4,131.7	22.4%	14,934.4	12,505.1	19.4%
Net Sales	4,407.0	3,496.5	26.0%	12,890.4	10,574.1	21.9%

(1) Totals may not tally as the figures are rounded off
(2) basis points

Third-quarter gross sales totaled R$ 5,055.6 million, 22.4% up on 3Q07, while net sales increased by 26.0% to R$ 4,407.0 million.

In same-store concept, gross sales recorded an increase of 10.3% and net sales moved up by 13.6%, in both cases outpacing period inflation. Non-food sales grew by 16.1%, led by the electronic products, while food products moved up by 8.5%, also above period inflation.

The same-store performance was due to the Company’s policy of maximizing existing resources, the increase in customer traffic, and the higher average ticket. It is worth noting that only 28 stores were opened in the last 12 months, in line with the Group's strategy of seeking adequate profitability and returns on investments in new and existing stores.

In terms of format, Extra and Extra-Eletro were the best performers, recording growth above the Company average thanks to the performance of the non-food category, and CompreBem, due to its more aggressive positioning relative to competitive pricing.

Another initiative that helped the period sales performance was the Pão de Açúcar Group’s 60th anniversary campaign, which began at the end of August with an innovative format and exclusive offers, including non-food products valid for all stores.

Year-to-date gross sales totaled R$ 14,934.4 million and net sales came to R$ 12,890.4 million, 19.4% and 21.9% up year-on-year, respectively, while same-store sales moved up 7.7%, or 2.1% in real terms (deflated by the IPCA – general consumer price index), above our 2008 guidance.

In addition, Group sales outperformed the industry average recorded by both the IBGE and ABRAS (the Brazilian Supermarket Association).

As of January 2009, Grupo Pão de Açúcar will be publishing a preliminary quarterly sales report to replace the current monthly sales reports. This change in the reporting process is aimed at reducing share price volatility, caused by an excessive focus on short-term sales performance, thereby ensuring a closer alignment between market estimates and the Company’s annual sales growth guidance.

Gross margin reaches 27.0% in the quarter
Gross profit moves up 18.6% year-on-year

(R$ million)(1)	3Q08	3Q07	Chg.	9M08	9M07	Chg.
Gross Profit	1,189.8	1,003.0	18.6%	3,408.4	2,981.2	14.3%
Gross Margin - %	27.0%	28.7%	-170 bps(2)	26.4%	28.2%	-180 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The 3Q08 gross margin reached 27.0%, 90 bps up on the 26.1% recorded in 2Q08, mainly due to the quarter-over-quarter improvement in Sendas and Assai’s gross margins. In year-on-year terms, the gross margin declined by 170 bps. Gross profit totaled R$ 1,189.8 million, 18.6% up on 3Q07.

As in 2Q08, the third-quarter gross margin was impacted by the maintenance of competitive prices and the change in the Company’s product mix with a greater sales share of electronics items, which reduced the margin by around 40 bps in year-on-year terms.

In addition, the incorporation of Assai narrowed the margin by 80 bps.

Another significant impact came from the change in the way in which ICMS (state VAT) is collected, especially in the state of Sao Paulo, which reduced the margin by a further 50 bps.

Operating Expenses
Reduction of 300 bps in percentage-of-net-revenue terms

	3Q08	3Q07	Chg.	9M08	9M07	Chg.
				Pro-forma
(R$ million)(1)
Selling Expenses	679.3	617.3	10.1%	1,998.3	1,851.0	8.0%
Gen. Adm. Exp.	125.3	124.7	0.5%	368.3	358.9	2.6%

Operating Exp. (before Taxes and Charges)	804.6	741.9	8.4%	2,366.5	2,209.9	7.1%
% of Net Sales	18.3%	21.2%	-290 bps(2)	18.4%	20.9%	-250 bps(2)
Taxes & Charges	28.0	22.7	23.1%	80.1	70.3	14.0%

Total Operating Expenses	832.6	764.7	8.9%	2,446.6	2,280.2	7.3%
% of Net Sales	18.9%	21.9%	-300 bps(2)	19.0%	21.6%	-260 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

SG&A expenses represented 18.3% of net sales, substantially below the 21.2% recorded in 3Q07. In absolute terms, they totaled R$ 804.6 million, 8.4% up year-on-year. However, if we exclude 3Q07 restructuring expenses of R$ 7.9 million (R$ 1.9 million of which in selling expenses and R$ 6.0 million in G&A expenses), growth would come to 9.6% . It is also worth emphasizing that the upturn was well below the period sales increase.

Total operating expenses, including taxes and charges, represented 18.9% of net sales, below the 19.0% target established in the 2008 guidance. This ratio has remained stable since 1Q08, underlining the Company’s consistent cost controls and the continuity of the process overhaul.

EBITDA margin of 8.1%
EBITDA performance fueled by gross profit growth
and improved cost controls

	3Q08	3Q07	Chg.	9M08	9M07	Chg.
(R$ million)(1)				Pro-forma
EBITDA	357.2	238.3	49.9%	961.7	701.0	37.2%
EBITDA Margin - %	8.1%	6.8%	130 bps(2)	7.5%	6.6%	90 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

Third-quarter EBITDA totaled R$ 357.2 million, 49.9% up on the R$ 238.3 million recorded in 3Q07. The EBITDA margin reached 8.1%, versus 6.8% in 3Q07, an increase of 130 bps due to the higher gross margin and the maintenance of cost controls.

In the pro-forma comparison (which excludes the 3Q07 restructuring costs) EBITDA growth came to 45.1%, and if we exclude the Assai effect, the EBITDA margin stood at 8.3% .

In the first nine months, pro-forma EBITDA (excluding the restructuring costs) totaled R$ 961.7 million, 37.2% up year-on-year, accompanied by a pro-forma EBITDA margin of 7.5%, 90 bps more than the 6.6% recorded in the same period last year, in line with our 2008 guidance target of between 7.5% and 8.0% .

Financial Result
Net financial result in line with the previous quarter

(R$ million)(1)	3Q08	3Q07	Chg.	9M08	9M07	Chg.
Financ. Revenue	72.2	69.1	4.5%	201.9	205.3	-1.7%
Financ. Expenses	(153.7)	(122.8)	25.2%	(430.5)	(373.0)	15.4%

Net Financial Income	(81.5)	(53.7)	51.7%	(228.6)	(167.6)	36.4%

(1) Totals may not tally as the figures are rounded off

Financial revenue grew 4.5% year-on-year to R$ 72.2 million. Although the Company has maintained a greater average volume of cash invested at higher average rates than in 2007, this was offset by reduced revenue from installment sales (influence of promotional interest-free installment plans).

Financial expenses totaled R$ 153.7 million, 25.2% up on 3Q07, primarily due to the impact of increased interest rates on a higher gross debt and the restatement of reserves for contingencies.

As a result, the net financial result was R$ 81.5 million negative, in line with the negative R$ 81.0 million in the previous quarter.

The last-12-month net debt/EBITDA ratio closed the quarter at 0.94x, better than the annual target of 1x.

At the beginning of the year, Grupo Pão de Açúcar took several important decisions to mitigate the effects of a possible deterioration in the financial markets, including:

• Anticipating funding and substantially strengthening its cash position;

• Investing in improving efficiency and results by substantially reducing expenses and intensifying commercial actions, resulting in increased sales and gains in market share;

• Implementing initiatives to minimize working capital needs, mainly by reducing inventories of low-turnover products (slow movers);

• Reducing 2008 CAPEX, combined with a new decision-making process for investments, which is exceptionally rigorous in regard to the returns on invested capital required for each project.

As a result, the Company closed the quarter with a cash position of R$ 1.4 billion, all of which is invested in fixed income with major financial institutions in Brazil with good liquidity and at higher rates (% of the CDI) than our average debt rate.

There will be no relevant changes in this cash position until the end of the year and, given the low level of maturities in 2009, it should remain high over the coming quarters.

The debt profile is long-term, with an average maturity of around 800 days.

It is also worth emphasizing that the Company is not exposed to any foreign-exchange risk, both in regard to its debt transactions and its financial investments. The only derivatives it possesses are:

• Swap operations whereby 100% of the foreign-currency debt or the existing balance of the debt indexed to the Brazilian Development Bank (BNDES) currency basket is hedged by an equal volume with the same repayment schedule, transforming the debt into percentage of CDI in reais.

• Swap of the interest on the 6th debenture issue (CDI + 0.5%) for 104.96% of the CDI.

In addition, given the current operational and investment prospects, there will be no need for additional funding in 2009, showing that the company is prepared if the credit crunch continues for a longer period.

Equity Income
The result reflects FIC’s strategy in private label and co-branded cards

In the third quarter of 2008, FIC (Financeira Itaú CBD) recorded a 14.2% share of the Group’s total sales, with 5.9 million clients and a receivables portfolio of R$ 1.4 billion.

It generated a negative equity income of R$ 199,0 thousand, a substantial improvement over the negative R$ 9.9 million reported in 3Q07. The quarterly performance was in line with expectations and reflected FIC’s strategy of prioritizing the sale of private label and co-branded cards. Card growth was 85% higher than in 3Q07 and represented the highest volume of cards sold in a single quarter.

This strategy will bring important results in the coming quarters and we expect a positive contribution in 4Q08.

Minority Interest: Sendas Distribuidora
3Q08 EBITDA moves up 141.5% year-on-year

Sendas Distribuidora recorded gross sales of R$ 801.6 million in 3Q08, equivalent to 15.9% of the Group total, while net sales came to R$ 698.1 million.

The third-quarter gross margin stood at 28.6%, 190 bps up on 3Q07, and gross profit totaled R$ 199.9 million, a 13.6% year-on-year increase.

Operating expenses (SG&A expenses) represented 19.5% of net sales, a significant 260 bps reduction on the third quarter of 2007.

Consequently, the period EBITDA margin stood at 8.0%, versus 3.5% in 3Q07, the best Sendas performance since the operation began in 2004. In absolute terms, 3Q08 EBITDA totaled R$ 55.8 million, 141.5% up year-on-year.

Despite all of the above, Sendas Distribuidora posted a 3Q08 loss of R$ 2.0 million, mainly due to the high financial expenses, which generated a positive minority interest of R$ 840.1 thousand.

Year-to-date EBITDA came to R$ 137.5 million, 204.1% higher than in the first nine months of 2007, while the EBITDA margin increased by 420 bps, from 2.2% in the 9M07, to 6.4% . This considerable improvement was due to the 110 bps increase in the gross margin and the 310 bps reduction in expenses.

Minority Interest: Assai Atacadista
Gross margin widens by 260 bps over 2Q08

Assai recorded gross sales of R$ 347.8 million in 3Q08, equivalent to 6.9% of total Group sales. Net sales totaled R$ 305.9 million. Gross profit stood at R$ 50.1 million, with a gross margin of 16.4%, 260 bps higher than in the previous quarter, thanks to more advantageous negotiations with suppliers and a reduction in shrinkage.

Operating expenses came to 11.5% of net sales in the quarter. This result was expected, reflecting the Company’s first-half investments in increased competitiveness, which generated gains in market share and higher sales, diluting operating expenses. Third-quarter EBITDA totaled R$ 15.1 million, with a margin of 4.9%, and year-to-date EBITDA came to R$ 26.7 million, with a margin of 3.1% .

Net income totaled R$ 7.5 million, generating a negative minority interest of R$ 3.0 million.

EBIT grows by 353.7% over 3Q07

	3Q08	3Q07	Chg.	9M08	9M07	Chg.
(R$ million)(1)				Pro-forma
Income before Income Tax	124.1	27.4	353.7%	284.5	96.1	196.0%

(1) Totals may not tally as the figures are rounded off

Third-quarter EBIT (earnings before income tax) totaled R$ 124.1 million, 353.7% up year-on-year, mainly due to the improvement in the gross margin and consistent cost controls resulting from the Company’s ongoing process overhaul.

Year-to-date pro-forma EBIT stood at R$ 284.5 million, almost three times more than the R$ 96.1 million recorded in 3Q07.

Net Income
Net income records year-on-year growth of 137.8%

	3Q08	3Q07	Chg.	9M08	9M07	Chg.
(R$ million)(1)				Pro-forma
Net Income	82.5	34.7	137.8%	196.3	98.2	99.8%
Net Margin - %	1.9%	1.0%	90 bps(2)	1.5%	0.9%	60 bps(2)

(1) Totals may not tally as the figures are rounded off
(2) basis points

The Group posted a third-quarter net income of R$ 82.5 million, 137.8% up year-on-year, primarily fueled by substantial sales growth and the continuing cost controls, which resulted in a significant improvement in the operating performance.

Pro-forma net income in the first nine months came to R$ 196.3 million, 99.8% more than in 9M07.

It is worth noting that net income is jeopardized by non-cash expenses. If these accounts are excluded, net income (cash concept) would amount to R$ 107.4 million in the quarter and R$ 270.3 million year-to-date.

	3Q08	9M08
(R$ million)(1)		Pro-forma
Net Income	82.5	196.3
Amortization of Goodwill(3)	24.9	74.0

Adjusted Net Income	107.4	270.3

(1) Totals may not tally as the figures are rounded off
(2) basis points
(3) Net of Income Tax

Investments totaled R$ 107.0 million in the quarter

Third-quarter investments totaled R$ 107.0 million and R$ 330.8 million year-to-date, versus R$ 648.3 million in 9M07.

Seven new stores were opened in the quarter: three convenience stores (Extra Fácil), two Extra stores (one Extra hypermarket and one compact hypermarket) and two Assai stores.

The main quarterly highlights were:

• R$ 73.2 million in the opening and construction of new stores and the acquisition of sites;

• R$ 23.5 million in store renovation;

• R$ 10.3 million in infrastructure (technology and logistics).

Twelve stores currently under construction (one CompreBem, six Extra Fácil and five Assai) will be opened in the final quarter and another 5 stores will be converted into Assai stores.

Since the beginning of the year, 12 new stores have opened and one CompreBem store was converted into an Assai store.

Consolidated Income Statement - Corporate Law Method (R$ thousand) Pro-forma

	3rd Quarter			9 Months

	2008	2007	%	2008 Pro-forma	2007	%

Gross Sales Revenue	5,055,600	4,131,726	22.4%	14,934,408	12,505,135	19.4%
Net Sales Revenue	4,407,007	3,496,520	26.0%	12,890,429	10,574,118	21.9%
Cost of Goods Sold	(3,217,240)	(2,493,541)	29.0%	(9,482,036)	(7,592,952)	24.9%
Gross Profit	1,189,767	1,002,979	18.6%	3,408,393	2,981,166	14.3%
Selling Expenses	(679,314)	(617,261)	10.1%	(1,998,350)	(1,850,998)	8.0%
General and Administrative Expenses	(125,275)	(124,669)	0.5%	(368,264)	(358,949)	2.6%
Operating Exp. (before Taxes and Charges)	(804,589)	(741,930)	8.4%	(2,366,614)	(2,209,947)	7.1%
Taxes and Charges	(27,988)	(22,732)	23.1%	(80,109)	(70,263)	14.0%
Total Operating Expenses	(832,577)	(764,662)	8.9%	(2,446,723)	(2,280,210)	7.3%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	357,190	238,317	49.9%	961,670	700,956	37.2%
Depreciation	(109,824)	(99,289)	10.6%	(325,115)	(297,194)	9.4%
Amortization of intangible	(37,348)	(42,726)	-12.6%	(109,090)	(96,308)	13.3%
Amortization of deferred	(3,797)	(3,208)	18.4%	(11,373)	(9,683)	17.5%
Earnings before interest and taxes
- EBIT	206,221	93,094	121.5%	516,092	297,771	73.3%
Financial Income	72,167	69,080	4.5%	201,900	205,349	-1.7%
Financial Expenses	(153,691)	(122,804)	25.2%	(430,531)	(372,956)	15.4%
Net Financial Income (Expense)	(81,524)	(53,724)	51.7%	(228,631)	(167,607)	36.4%
Equity Income/Loss	(199)	(9,867)	-98.0%	2,392	(26,604)	-
Operating Result	124,498	29,503	322.0%	289,853	103,560	179.9%
Nonoperating Result	(376)	(2,144)	-82.5%	(5,355)	(7,446)	-28.1%
Income Before Income Tax	124,122	27,359	353.7%	284,498	96,114	196.0%
Income Tax	(35,581)	17,038		(79,407)	(27,729)	186.4%
Income Before Minority Interest	88,541	44,397	99.4%	205,091	68,385	199.9%
Minority Interest	(2,167)	(6,094)	-64.4%	2,229	40,642	-94.5%
Income Before Profit Sharing	86,374	38,303	125.5%	207,320	109,027	90.2%
Employees' Profit Sharing	(3,861)	(3,600)	7.3%	(11,061)	(10,800)	2.4%
Net Income	82,513	34,703	137.8%	196,259	98,227	99.8%
Net Income per share	0.3507	0.1524	130.1%	0.8343	0.4313	93.5%
# of shares (in thousand)	235,249	227,771	3.3%	235,249	227,771	3.3%
Net Income excluded amortization of goodwill	107,432	62,975	70.6%	270,297	161,979	66.9%
Net Income per share excluded amortization of goodwill	0.4567	0.2765	65.2%	1.1490	0.7111	61.6%

% of net sales	3Q08	3Q07		9M08	9M07

Gross Profit	27.0%	28.7%		26.4%	28.2%
Selling Expenses	-15.4%	-17.7%		-15.5%	-17.5%
General and Administrative Expenses	-2.8%	-3.6%		-2.9%	-3.4%
Operating Exp. (before Taxes and Charges)	-18.3%	-21.2%		-18.4%	-20.9%
Taxes and Charges	-0.6%	-0.7%		-0.6%	-0.7%
Total Operating Expenses	-18.9%	-21.9%		-19.0%	-21.6%
EBITDA	8.1%	6.8%		7.5%	6.6%
Depreciation	-2.5%	-2.8%		-2.5%	-2.8%
Amortization of intangible	-0.9%	-1.2%		-0.8%	-0.9%
Amortization of deferred	-0.1%	-0.1%		-0.1%	-0.1%
EBIT	4.7%	2.7%		4.0%	2.8%
Net Financial Income (Expense)	-1.9%	-1.5%		-1.8%	-1.6%
Nonoperating Result	0.0%	-0.1%		0.0%	-0.1%
Income Before Income Tax	2.8%	0.8%		2.2%	0.9%
Income Tax	-0.8%	0.5%		-0.6%	-0.3%
Minority Interest/Employees' Profit Sharing	-0.1%	-0.3%		-0.1%	0.3%
Net Income	1.9%	1.0%		1.5%	0.9%
Net Income excluded amortization of goodwill	2.4%	1.8%		2.1%	1.5%

The information in the tables below has not been reviewed by the independent auditors.

Gross Sales per Format (R$ thousand)

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,900,171	19.2%	1,852,796	22.1%	2.6%
Extra*	4,996,562	50.6%	4,308,101	51.5%	16.0%
CompreBem	1,501,182	15.2%	1,414,109	16.9%	6.2%
Extra Eletro	172,254	1.8%	151,882	1.8%	13.4%
Sendas**	675,732	6.8%	646,521	7.7%	4.5%
Assai	632,907	6.4%	-	-	-

Grupo Pão de Açúcar	9,878,808	100.0%	8,373,409	100.0%	18.0%

3rd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	958,123	19.0%	910,424	22.0%	5.2%
Extra*	2,552,333	50.5%	2,136,725	51.8%	19.5%
CompreBem	673,648	13.3%	690,196	16.7%	-2.4%
Extra Eletro	87,123	1.7%	74,394	1.8%	17.1%
Sendas**	436,618	8.6%	319,988	7.7%	36.4%
Assai	347,755	6.9%	-	-	-

Grupo Pão de Açúcar	5,055,600	100.0%	4,131,726	100.0%	22.4%

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar	2,858,294	19.1%	2,763,220	22.1%	3.4%
Extra*	7,548,895	50.6%	6,444,826	51.6%	17.1%
CompreBem	2,174,830	14.6%	2,104,305	16.8%	3.4%
Extra Eletro	259,377	1.7%	226,276	1.8%	14.6%
Sendas**	1,112,350	7.4%	966,509	7.7%	15.1%
Assai	980,662	6.6%	-		-

Grupo Pão de Açúcar	14,934,408	100.0%	12,505,135	100.0%	19.4%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Half	2008	%	2007	%	Chg.(%)

Pão de Açúcar	1,627,066	19.2%	1,557,853	22.0%	4.4%
Extra*	4,271,479	50.3%	3,627,378	51.3%	17.8%
CompreBem	1,302,990	15.4%	1,202,966	17.0%	8.3%
Extra Eletro	136,690	1.6%	120,369	1.7%	13.6%
Sendas**	597,174	7.0%	569,032	8.0%	4.9%
Assai	548,023	6.5%	-	-	-

Grupo Pão de Açúcar	8,483,422	100.0%	7,077,598	100.0%	19.9%

3rd Quarter	2008	%	2007	%	Chg.(%)

Pão de Açúcar	838,162	19.0%	766,241	21.9%	9.4%
Extra*	2,211,845	50.2%	1,803,021	51.6%	22.7%
CompreBem	597,296	13.6%	586,802	16.8%	1.8%
Extra Eletro	69,556	1.6%	59,485	1.7%	16.9%
Sendas**	384,267	8.7%	280,971	8.0%	36.8%
Assai	305,881	6.9%	-	-	-

Grupo Pão de Açúcar	4,407,007	100.0%	3,496,520	100.0%	26.0%

9 Months	2008	%	2007	%	Chg.(%)

Pão de Açúcar	2,465,228	19.1%	2,324,094	22.0%	6.1%
Extra*	6,483,324	50.3%	5,430,399	51.4%	19.4%
CompreBem	1,900,286	14.7%	1,789,768	16.9%	6.2%
Extra Eletro	206,246	1.6%	179,854	1.7%	14.7%
Sendas**	981,441	7.6%	850,003	8.0%	15.5%
Assai	853,904	6.6%	-	-	-

Grupo Pão de Açúcar	12,890,429	100.0%	10,574,118	100.0%	21.9%

* Include Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2008			2007

	1st Half	3rd Quarter	9 Months	1st Half	3rd Quarter	9 Months

Cash	50.1%	50.0%	50.1%	50.4%	49.9%	50.2%
Credit Card	40.6%	40.9%	40.7%	39.2%	40.3%	39.6%
Food Voucher	7.6%	7.7%	7.6%	7.8%	7.7%	7.7%
Credit	1.7%	1.4%	1.6%	2.6%	2.1%	2.5%
Post-dated Checks	1.2%	1.0%	1.1%	1.6%	1.5%	1.6%
Installment Sales	0.5%	0.4%	0.5%	1.0%	0.6%	0.9%

Stores by Format

	Pão de		Extra-			Extra	Extra		Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	Assai	de Açúcar	Area (m2 )	Employees

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

Opened	1						4		5
Closed				(4)			(1)		(5)
Converted				(1)				1	-

06/30/2008	154	91	42	173	62	15	22	16	575	1,328,884	65,781

Opened		2					3	2	7
Closed	(1)								(1)
Converted	-6 (a)	10 (b)		+6 -14 (c)	14	(10)			-

09/30/2008	147	103	42	165	76	5	25	18	581	1,338,303	67,630

(a) 6 CompreBem stores in the state of Pernambuco which were under the management of Pão de Açúcar banner are now being managed by CompreBem.
(b) 10 Extra Perto stores are now under Extra Hipermercados management.
(c) 14 CompreBem stores in the ABC region which were under the management of CompreBem banner are now being managed by Sendas.

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 – TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in t housand)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousand)

01	NOVASOC COMERCIAL LTDA	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	-0.29
COMMERCIAL, INDUSTRIAL AND OTHER		10		10

02	SE SUPERMERCADOS LTDA	01.545.828/0001-98	PRIVATE SUBSIDIARY	100.00	27.79
COMMERCIAL, INDUSTRIAL AND OTHER		1,433,671		1,433,671

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	57.43	-0.19
COMMERCIAL, INDUSTRIAL AND OTHER		607,084		467,083

04	PA PUBLICIDADE LTDA	04.565.015/0001-58	PRIVATE SUBSIDIARY	100.00	0.03
COMMERCIAL, INDUSTRY AND OTHER		100		100

05	MIRAVALLES EMP E PARTICIPAÇÕES S.A	06.887.852/0001 -29	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		128		128

06	BARCELONA COM. VAREJISTA ATACADISTA LTDA	07.170.943/0001-01	PRIVATE SUBSIDIARY	60.00	2.16
COMMERCIAL, INDUSTRY AND OTHER		9,006		9,006

07	CBD HOLLAND B.V.	. . / -	PRIVATE SUBSIDIARY	100.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		1		1

08	CBD PANAMA TRADING CORP	. . / -	PRIVATE SUBSIDIARY	100.00	0.01
COMMERCIAL, INDUSTRY AND OTHER		2		2

09	SAPER PARTICIPAÇÕES LTDA	43.183.052/0001-53	PRIVATE SUBSIDIARY	24.00	0.00
COMMERCIAL, INDUSTRY AND OTHER		9		9

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,108.94
14- ISSUED AMOUNT (Thousands of Reais)	545,883
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/01/2009

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING	CDI + 0.5% p.a.
12 - PREMIUM/DISCOUNT	0.24032%
13 - NOMINAL VALUE (Reais)	10,108.94
14- ISSUED AMOUNT (Thousands of Reais)	242,261
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/01/2009

16.01 – OTHER SIGNIFICANT INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Companhia Brasileira de Distribuição

QUARTERLY INFORMATION – ITR (09.30/2008)

Ownership structure:
SHAREHOLDING OF CONTROLLING PARTIES OF MORE THAN 5% OF COMPANY'S SHARES OF EACH TYPE AND CLASS, UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO					Shareholding at 09/30/2008 (in units)
Shareholder	Common shares		Preferred shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61	-	-	65,400,000	27.80
SUDACO PARTICIPAÇÕES LTDA.	28,619,172	28.71	-	-	28,619,172	12.17
ONYX 2006 PARTICIPAÇÕES LTDA.	-	-	20,527,380	15.14	20,527,380	8.73
CASINO GUICHARD PERRACHON *	5,600,052	5.62			5,600,052	2.38
TARPON INVESTIMENTOS S.A. **	-	-	13,083,121	9.65	13,083,121	5.56
TREASURY SHARES	-	-	-	-	-	-
OTHER	60,627	0.06	101,958,991	75.21	102,019,618	43.37
TOTAL	99,679,851	100.00	135,569,492	100.00	235,249,343	100.00

(*)    Foreign Company
(**)    Quotaholder shareholder Investment Fund

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDERS), UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Common shares		Preferred shares		Total
	Number	%	Number	%	Number	%
PENINSULA PARTICIPAÇÕES LTDA.	20,375,000	50.00	-	-	20,375,000	23.36
SUDACO PARTICIPAÇÕES LTDA.	20,375,000	50.00	46,460,221	100.00	66,835,221	76.64
TOTAL	40,750,000	100.00	46,460,221	100.00	87,210,221	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99	3,585,804,572	99.99
FRANCIS MAUGER	1	0.01	1	0.01
TOTAL	3,585,804,573	100.00	3,585,804,573	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
ONYX 2006 PARTICIPAÇÕES LTDA.			Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
RIO PLATE EMPREEND. E PARTIC. LTDA	515,580,242	99.99%	515,580,242	99.99
ABILIO DOS SANTOS DINIZ	10,312	0.01%	10,312	0.01
TOTAL	515,590,554	100.00	515,590,554	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
CASINO GUICHARD PERRACHON			Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Common shares		Total
	Number	%	Number	%
GROUPE RALLYE *	54,571,978	48.79	92,338,411	62.47
GALERIES LAFAYETTE *	2,049,747	1.83	2,985,505	2.02
GROUPE CNP *	2,170,207	1.94	3,831,554	2.59
TREASURY SHARES	1,162,075	1.04	-	-
OTHER	51,889,456	46.39	48,655,616	32.92
TOTAL	111,843,463	100.00	147,811,086	100.00

(*) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PENÍNSULA PARTICIPAÇÕES LTDA					Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Common shares		Preferred shares		Total
	Number	%	Number	%	Number	%
ABILIO DOS SANTOS DINIZ	95,929,660	37.47	1	20.00	95,929,661	37.47
JOÃO PAULO F.DOS SANTOS DINIZ	40,019,475	15.63	1	20.00	40,019,476	15.63
ANA MARIA F.DOS SANTOS DINIZ D'ÁVILA	40,019,475	15.63	1	20.00	40,019,476	15.63
PEDRO PAULO F.DOS SANTOS DINIZ	40,019,475	15.63	1	20.00	40,019,476	15.63
ADRIANA F.DOS SANTOS DINIZ	40,019,475	15.63	1	20.00	40,019,476	15.63
TOTAL	256,007,560	100.00	5	100.00	256,007,565	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,693	99.99	3,633,544,693	99.99
FRANCIS MAUGER	1	0.01	1	0.01
TOTAL	3,633,544,694	100.00	3,633,544,694	100.00

(**) Foreign Company

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA			Shareholding at 09/30/2008 (in units)
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
PENÍNSULA PARTICIPAÇÕES LTDA	566,610,599	99.99	566,610,599	99.99
ABILIO DOS SANTOS DINIZ	1	0.01	1	0.01
TOTAL	566,610,600	100.00	566,610,600	100.00

CORPORATE'S CAPITAL STOCK DISTRIBUTION (COMPANY'S SHAREHOLDER), UP TO THE INDIVIDUAL LEVEL
SEGISOR			Posição em 30/09/2008
Shareholder / Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	-	99.99	-	99.99
OTHER	-	0.01	-	0.01
TOTAL	-	100.00	-	100.00

(*) Foreign Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 06/30/2008
Shareholder	Common shares		Preferred shares		Total
	Number	%	Number	%	Number	%
Controlling Parties	99,619,327	99.94	35,788,682	26.40	135,408,009	57.56
Management
Board of Directors	4	0.00	4,367	0.00	4,371	0.00
Board of Executive Officers	-	-	112,264	0.08	112,264	0.05
Fiscal Council	-	-	-	-	-	-
Trasury shares	-	-	-	-	-	-
Other shareholders	60,520	0.06	99,664,179	73.52	99,724,699	42.39
Total	99,679,851	100.00	135,569,492	100.00	235,249,343	100.00
Outstanding shares	60,520	0.06	99,664,179	73.52	99,724,699	42.39

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

A free translation from Portuguese into English of Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the specific regulations issued by CVM (Brazilian Securities Exchange Commission)

REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1.
We have performed a review of the accompanying unconsolidated and consolidated Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and subsidiaries (“the Company”) for the quarter and nine month period ended September 30, 2008, including the balance sheets, statements of income, statements of cash flows, statements of added value, report on the Company’s performance and relevant information, prepared under responsibility of management of the Company. The financial statements of the investee Miravalles Empreendimentos e Participações S.A. (which significant amounts are mentioned in note 9) for the quarter and nine-month period ended September 30, 2008, have been reviewed by other independent auditors. Our review report on investments, equity pickup and other information included in the notes to unconsolidated and consolidated Quarterly Financial Information of the Company, pertaining to said investee, are exclusively based on the financial statements reported by this investee, which have been reviewed by other auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our review and on the review performed by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific regulations issued by the Brazilian Securities Exchange Commission (“CVM”), applicable to the preparation of Quarterly Financial Information, including the CVM instruction no. 469 of May 2, 2008.

4.
As mentioned in note 2, in December 28, 2007, was enacted Law no. 11,638, effective upon January 1st, 2008. This Law changed, revoked and inserted certain provisions to Law no. 6,404/76 and give rise to changes to the accounting practices adopted in Brazil. Although the Law is already effective, certain introduced changes depend authorities regulations to be implemented by the companies. Therefore, in the transition period, CVM, through its instruction no. 469, allowed companies not to apply all the provisions of Law no. 11,638/07 for the preparation of the Quarterly Financial Information. Therefore, data disclosed in the Quarterly Financial Information for the quarter and nine-month period ended September 30, 2008, were prepared in accordance with specific CVM instructions and do not include all the accounting practices changes introduced by Law no. 11,638/07. The previous periods information, presented for comparison purposes, were adjusted to include the changes in the accounting practices introduced in 2008.

São Paulo, October 28, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Accountant CRC -1SP170652/O-1

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SE SUPERMERCADOS LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SENDAS DISTRIBUIDORA S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: PA PUBLICIDADE LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: MIRAVALLES EMP E PARTICIPAÇÕES S.A

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: BARCELONA COM. VAREJISTA ATACADISTA LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD HOLLAND B.V.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: CBD PANAMA TRADING CORP

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: SAPER PARTICIPAÇÕES LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER	66
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	67
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	68
07	01	CONSOLIDATED STATEMENT OF INCOME	69
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER	71
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	82
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	83
16	01	OTHER SIGNIFICANT INFORMATION	85
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	88
		NOVASOC COMERCIAL LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	90
		SE SUPERMERCADOS LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	91
		SENDAS DISTRIBUIDORA S.A.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	92
		PA PUBLICIDADE LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	93
		MIRAVALLES EMP E PARTICIPAÇÕES S.A
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	94
		BARCELONA COM. VAREJISTA ATACADISTA LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	95
		CBD HOLLAND B.V.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	96
		CBD PANAMA TRADING CORP
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	97
		SAPER PARTICIPAÇÕES LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	98

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 05, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.